UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2019

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____ to ____

Commission file number: 1-4850

A. Full title of plan and the address of the plan, if different from that of the issuer named below:
DXC Technology Matched Asset Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DXC Technology Company
1775 Tysons Boulevard
Tysons, Virginia 22102

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DXC Technology Employee Benefits Fiduciary Committee and Participants of
DXC Technology Matched Asset Plan
Tysons, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of DXC Technology Matched Asset Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for plan benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules listed in the Table of Contents have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
McLean, Virginia
June 22, 2020

We have served as the auditor of the Plan since 2019.

DXC TECHNOLOGY MATCHED ASSET PLAN

Statements of Net Assets Available for Plan Benefits

	As of
	December 31, 2019	December 31, 2018
Assets:
Participant-directed investments - at fair value	$2,715,272,361	$2,520,426,153

Receivables:
Employer contribution receivable	39,805,765	39,843,553
Notes receivable from participants	21,968,560	22,886,549
Accrued investment income	1,816,746	2,168,803
Unsettled trade receivables	2,125,894	2,165,707
Total receivables	65,716,965	67,064,612
Total assets	2,780,989,326	2,587,490,765

Liabilities:
Accrued expenses	1,661,871	1,678,509
Unsettled trade payables	3,331	6,958,772
Total liabilities	1,665,202	8,637,281

Net assets available for plan benefits	$2,779,324,124	$2,578,853,484

The accompanying notes are an integral part of these financial statements.

DXC TECHNOLOGY MATCHED ASSET PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended
December 31, 2019
Investment Income:
Net appreciation in fair value of investments	$389,306,763
Dividends	10,624,968
Interest	6,049,121
Total investment income	405,980,852

Additions:
Participant contributions	155,429,215
Employer contributions	40,418,515
Rollover contributions	10,858,389
Total additions	206,706,119

Deductions:
Distributions to participants	407,831,690
Administrative expenses	4,384,641
Total deductions	412,216,331

Increase in net assets	200,470,640

Net assets available for benefits:
Beginning of year	2,578,853,484
End of year	$2,779,324,124

The accompanying notes are an integral part of these financial statements.

DXC TECHNOLOGY MATCHED ASSET PLAN

Notes to Financial Statements

Note 1 - Description of the Plan

The following brief description of the DXC Technology Matched Asset Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. DXC Technology Company ("DXC"), its subsidiaries, and those joint ventures and partnerships over which DXC exercises control and that participate in the Plan are hereafter collectively referred to as "DXC" or the "Company." The joint ventures and partnerships participating in the Plan are hereafter referred to as a “Participating Employer”.
The Plan is a defined contribution plan adopted by the action of the Board of Directors of then Computer Sciences Corporation ("CSC") on November 3, 1986 and constitutes an amendment and restatement of the Employee Stock Purchase Plan.
DXC was formed on April 1, 2017, when CSC, Hewlett Packard Enterprise Company ("HPE"), Everett SpinCo, Inc. and New Everett Merger Sub Inc., a wholly-owned subsidiary of Everett, completed the strategic combination of CSC with the Enterprise Services business of HPE. The CSC common stock held by the Plan was converted to DXC common stock as part of this transaction. Sponsorship of the Plan was transferred to DXC and the Plan name was changed to "DXC Technology Matched Asset Plan."
The Plan is qualified under the Internal Revenue Code, as amended (the "Code"), Section 401(a). Effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, is intended to satisfy the requirements of Code Section 401(k). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Company established the DXC Employee Benefits Fiduciary Committee (the "Committee"), which generally consists of five members appointed by the Compensation Committee of the Board of Directors of the Company who serve without additional compensation and are reimbursed by the Company for all reasonable expenses incurred in the discharge of their duties as members of the Committee to the extent such expenses are not paid by the Plan. The Committee serves as the named fiduciary and administrator of the Plan and has the power to interpret, construe and administer the Plan, and to decide any dispute which may arise under the Plan.
Effective February 28, 2017, the Master Trust Agreement was amended to hold investments only for those relating to the Plan. At December 31, 2019 and 2018, 100% of the Plan’s assets were held in a Master Trust.
Effective March 3, 2017, the Plan added a Roth feature whereby Participants (except those in Puerto Rico) may elect to make Compensation Deferral Contributions under the Plan on an after-tax basis.
Plan Termination - Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants' rights to the Company's contributions fully vest immediately.

Eligibility and Participation - Any eligible employee (as defined in the Plan) who has satisfied the Plan's age requirement, and is employed by a Participating Employer, and who receives a stated compensation in respect of employment on the U.S. payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan. In addition, the Company may decide to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.
Employee and Company Contributions - An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%, subject to certain additional limitations for highly compensated employees) of their compensation (as defined in the Plan) to be deferred and contributed to the trust fund on a pre-tax or Roth basis on his or her behalf, subject to certain Code limitations. Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant. Any matching Company contribution attributable to any excess contribution, and income allocable thereto, will be forfeited and returned to the Company via the forfeiture account or applied to reduce future matching Company contributions or Plan administrative expenses. The Plan permits participants age 50 and over to make additional "catch-up" contributions in excess of the statutory limit up to an additional $6,000 on a pre-tax or Roth basis in 2019.
The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Contributions for those automatically enrolled in the Plan increase by one percent each year up to a maximum percentage specified by the Company.
A participant is not permitted to make voluntary after-tax contributions to the Plan unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.
The Company will contribute an amount equal to 50% of the first 6% of the participant's compensation deferral, except for certain groups of employees for whom, under the terms of their contract agreements, the Company will contribute different amounts.
Company match earned for all participants that are in the standard match is posted to participant accounts in January of the following year. In order to receive this match, participants must remain employed through the end of the year or terminate due to retirement or death. Retired or deceased employees receive their contribution as soon as administratively feasible. The few select participants that receive a match during the year include collectively bargained employees, Swiss Re and service contract employees. Participants should refer to the Plan document for more information about the aforementioned groups.
Effective April 1, 2018 the plan was amended with respect to matching contributions made on or after January 1, 2018, whereby, Participants whose employment with a Participating Employer ceases on the last business day of the calendar year as a result of a workforce reduction shall be considered to have been employed with a Participating Employer on December 31 of the Plan Year and shall remain eligible to receive a matching contribution.

Additional profit-sharing amounts may be contributed at the discretion of the Company’s board of directors. During the year-ended December 31, 2019, there were no discretionary contributions made to the Plan.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching and discretionary contributions and allocations of Plan investment returns, net of an allocation of investment management fees, and is reduced by any distributions. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Participants direct the investment of their contributions and account balance into various investment options offered by the Plan.

Vesting of Participants' Interests/Forfeitures - Participants are fully vested immediately in their contributions plus actual earnings thereon.

The majority of participants have a vested interest in his or her Matching Contributions Account of 100% after achieving one full year of service. A participating employer may make annual discretionary employer contributions, which vest immediately, up to 3% of a participant compensation received during the fiscal year. For a few selected groups of participants, vesting in his or her Matching Contributions Account, is equal to twenty-five percent (25%) after completing two full years of service and increasing by twenty-five percent (25%) for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company, upon severance by reason of death or total and permanent disability.
Any nonvested portion of the Matching Contributions Account will be forfeited at the earlier of five one-year consecutive Breaks in Service, or upon withdrawal from the Plan. Such forfeitures during 2019 amounted to $138,828. Forfeitures may be applied to reduce future matching contributions by the Company, pay Plan administrative expenses and restore amounts previously forfeited by terminated employees. The Plan had a forfeiture balance of $138,828 at December 31, 2019 and $4,282,376 at December 31, 2018. In 2019, employer contributions attributable to the year ended December 31, 2018 were reduced by $4,282,376.
Distributable Amounts, Withdrawals and Refunds - With a few exceptions applicable to a few selected groups, a participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment, dismissal, or attainment of age fifty-nine and one-half (59-1/2). The rules of payment of a participant's distributable benefit depend upon the age of, and number of years of service completed by, the participant and the type of severance.
While still an employee, a participant may take a withdrawal of his or her compensation deferral contributions provided a fully completed application is submitted. The request for withdrawal will be approved if it is deemed that an adequate financial hardship and resulting need for such an amount has been demonstrated by the participant.
Administrative Expenses - Certain administrative expenses are paid by DXC (the "Plan sponsor"), as provided in the Plan document. Participants pay monthly administrative costs of $5.25 for maintaining an account in the Plan. Additionally, participants also pay fees for loans and qualified domestic relation orders.
All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments.
Note 2 -Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on management’s knowledge of historical information and current events, and expectations about actions that the Company may undertake in the future. Actual results could differ materially from those estimates. In the opinion of Company management, the accompanying consolidated financial statements contain all adjustments necessary, including those of a normal recurring nature, to fairly present the financial statements.
Risks and Uncertainties - The Plan utilizes various investment instruments including equity securities, fixed income securities, a self-directed brokerage account, short-term investment funds ("STIF"), commingled funds, and a stable value fund. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
Securities of international companies involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many international companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.
The Plan's investment in the following funds accounted for greater than 10% of total investments as of December 31, 2019 and 2018:

	2019	2018
BK OF NY MELLON/EB DL ACWI	10%	11%
TARGET SERIES RETIREMENT 2025	12%	10%
TARGET SERIES RETIREMENT 2030	10%	9%

Security Transactions - Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis. Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.
Valuation of Investment Securities - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 4 - Fair Value Measurements).
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $1,879,464 and $1,725,462 at December 31, 2019 and 2018, respectively.

Accounting Standards Updates -

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. ASU 2018-13 removed the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modified the disclosure for investments in certain entities that calculate Net Asset Value (NAV) to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly. It also clarified the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. The guidance is effective for fiscal years beginning after December 15, 2019. The Plan is currently evaluating the impact of this ASU on the financial statements but does not expect the adoption to have a material impact.

Note 3 - Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a determination letter dated May 8, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Code and therefore, the related trust is exempt from taxation. In December 2016, the IRS began publishing a Required Amendments List ("List") for individually designed plans which specifies changes in qualification requirements. The List is published annually and requires plans to be amended for each item on the List, as applicable, to retain its tax exempt status. The Plan administrator and tax counsel believe that the Plan, as subsequently amended since the date of the most recent determination letter, is currently designed and being operated in compliance with applicable requirements of the Code. As such, no provision for income taxes has been included in the Plan's financial statements.
Note 4 - Fair Value Measurements

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The objective of a fair value measurement is to estimate the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Such transactions to sell an asset or transfer a liability are assumed to occur in the principal market for that asset or liability, or in the absence of the principal market, the most advantageous market.

Assets and liabilities subject to fair value measurement disclosures are required to be classified according to a three-level fair value hierarchy with respect to the inputs used to determine fair value. The level in which an asset or liability is disclosed within the fair value hierarchy is based on the lowest level input that is significant to the related fair value measurement in its entirety. The levels of input are defined as follows:

Level 1:	Quoted prices unadjusted for identical assets or liabilities in an active market.
Level 2:
Quoted prices for similar assets or liabilities in an active market, quoted prices for identical similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3:	Unobservable inputs that reflect the entity's own assumptions which market participants would use in pricing the asset or liability.

Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.
DXC Technology and Perspecta Stock Funds - A unitized stock fund operates similarly to a mutual fund, in that they are composed of stock, and a small percentage of cash or another short-term interest-bearing vehicle. The inclusion of cash provides liquid assets to allow for the daily processing of transfers, loans, and withdrawals. The value of a unit in a unitized stock fund is based on the NAV, which is the value of the underlying common stock and the cash piece held by the fund, divided by the number of units outstanding. Therefore, the NAV of the fund (the “unit price”) will, as a rule, be different from the closing price of the underlying stock on the applicable exchange. The individual assets of a stock fund (in this case, stock and short-term interest-bearing vehicle) are generally considered separately as individual investments for financial statement reporting purposes. The Perspecta stock fund was liquidated on May 31, 2019 and the monies received from the liquidation were reinvested in the Target Series Retirement Funds.
Self-directed brokerage account - The underlying investments in the account are valued using quoted prices in active markets for identical assets.
Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Separately Managed Accounts - A portfolio of individual securities, such as stocks or bonds, that is managed on the participant's behalf. Unlike a mutual fund or exchange-traded fund, the plan directly owns the individual securities instead of pooling his/her assets with other investors. The individual assets of a separately managed account/fund are held in the name of the plan (the plan owns the underlying securities) and are generally considered separately as individual investments for accounting, auditing and financial statement reporting purposes.
Included in the investment options are the following separately managed accounts for which the underlying investments are listed individually on Form 5500, Schedule H, Line 4i:

•	DXC Technology Stock Fund (DXC Technology Common Stock)*

•	BlackRock Core Bond Portfolio (Bond Option)*

•	Epoch Global Equity (Strategic Equity Option)*

*Refer to Note 4 for the type and classification of the underlying investments of these accounts.

STIF - Stated at amortized cost which approximates fair value.
Commingled funds - Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to confirm that securities liquidations will be carried out in an orderly business manner. The funds held by the Plan have a daily redemption frequency and have no unfunded commitments or notice period requirement for participants.

Stable Value Fund - A T. Rowe Price Stable Value Common Trust Fund (the "Fund"), which is frozen to new participants and to new contributions. The Fund is stated at the fair value of the underlying investments based upon NAV. The beneficial interest of each participant is represented by units which are issued and redeemed daily at the Fund's constant NAV of $1 per unit. The Fund invests principally in Guaranteed Investment Contracts ("GICs") issued by insurance companies; Bank Investment Contracts ("BICs") issued by banks. Synthetic Investment Contracts ("SICs") issued by banks, insurance companies and other issuers, as well as the securities supporting such SICs; separate account contracts ("SACs"); and other similar instruments which are intended to maintain a constant NAV. The Fund was liquidated on September 30, 2019 and the monies received were reinvested in the State Street Money Market Fund.
Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2019, there were no transfers between levels.

The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2019 was as follows:

	As of December 31, 2019
	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
DXC Technology Stock Fund
DXC Technology common stock	127,459,759	—	—	127,459,759
Short term investment fund	—	1,018,181	—	1,018,181
Self-directed brokerage	31,565,610	—	—	31,565,610

Mutual Funds	51,086,064	—	—	51,086,064

Separately managed accounts:
International equity	26,884,366	—	—	26,884,366
U.S. equity	22,859,801	—	—	22,859,801
U.S. treasuries	—	35,867,130	—	35,867,130
U.S. government agencies	—	8,960,519	—	8,960,519
State and local obligations	—	650,451	—	650,451
Non-U.S. government funds	—	2,138,950	—	2,138,950
Agency mortgage backed securities	—	30,845,995	—	30,845,995
Asset and other mortgage backed securities	—	10,697,271	—	10,697,271
Corporate bonds	—	40,111,904	—	40,111,904
Short term investment fund	—	10,367,099	—	10,367,099

Short-term investment fund	—	188,175,339	—	188,175,339

Total assets in the fair value hierarchy	259,855,600	328,832,839	—	588,688,439

Investments measured at NAV
Commingled funds	—	—	—	2,126,583,922
Total investments at fair value	259,855,600	328,832,839	—	2,715,272,361

The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2018 was as follows:

	As of December 31, 2018
	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
DXC Technology Stock Fund
DXC Technology common stock	205,024,743	—	—	205,024,743
Short term investment fund	—	1,726,365	—	1,726,365
Perspecta Stock Fund
Perspecta common stock	32,378,405	—	—	32,378,405
Short term investment fund	—	297,526	—	297,526

Self-directed brokerage	28,816,434	—	—	28,816,434

Mutual Funds	54,232,792	—	—	54,232,792

Separately managed accounts:
International equity	24,479,596	—	—	24,479,596
U.S. equity	19,170,054	—	—	19,170,054
U.S. treasuries	—	26,204,993	—	26,204,993
U.S. government agencies	—	9,982,218	—	9,982,218
State and local obligations	—	526,004	—	526,004
Non-U.S. government funds	—	2,190,157	—	2,190,157
Agency mortgage backed securities	—	30,559,823	—	30,559,823
Asset and other mortgage backed securities	—	9,713,803	—	9,713,803
Corporate bonds	—	48,559,141	—	48,559,141
Short term investment fund	—	19,662,864	—	19,662,864

Short-term investment fund	—	192,354,562	—	192,354,562

Total assets in the fair value hierarchy	364,102,024	341,777,456	—	705,879,480

Investments measured at NAV
Commingled funds	—	—	—	1,812,284,999
Stable value fund	—	—	—	2,261,674
Total investments at fair value	364,102,024	341,777,456	—	2,520,426,153

Note 5 - Notes Receivable to Participants

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a principal residence.

Loan amounts are taken from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, prorated from the funds based on their balances at the time. Loan principal repayments go back into the participants' accounts in the reverse order of the priority specified in the Plan's loan rules. Interest payments are prorated to the participants' accounts based on each account's outstanding principal. Both loan principal and interest repayments are invested according to the participant's current investment fund elections. Principal and interest are paid ratably through payroll deductions.

Note 6 - Exempt Party-in-Interest Transactions

Certain investment funds are managed by The Bank of New York Mellon and by one of its management firms, Mellon Capital Management. The Bank of New York Mellon is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. All trustee fees associated with the short-term investment fund managed by the trustee were paid through the trust for the year ended December 31, 2019. During the year ended December 31, 2019, the Plan expensed $145,535 for The Bank of New York Mellon's Mellon Capital Management fund manager fees.
At December 31, 2019 and 2018, the Plan held 3,390,789 and 3,856,023 shares, respectively, of DXC common stock, respectively, and with a cost basis of $77,461,813 and $84,617,040, respectively. The Plan received $2,867,906 in dividends from DXC common stock for the year ended December 31, 2019.
Note 7 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2019	2018
Net assets available for benefits per the financial statements	$2,779,324,124	$2,578,853,484
Amounts allocated to withdrawing participants	(1,879,464)	(1,725,462)
Net assets available for benefits per Form 5500	$2,777,444,660	$2,577,128,022

The following is a reconciliation of the net increase in net assets before plan transfers per the financial statements to the Form 5500 for the year ended December 31, 2019:

2019
Net increase in net assets before plan transfers per the financial statements	$200,470,640
Distributions allocated to withdrawing participants at end of year	(1,879,464)
Distributions allocated to withdrawing participants at start of year	1,725,462
Net increase in net assets per Form 5500	$200,316,638

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500, for the year ended December 31, 2019:

2019
Distributions to participants per the financial statements	$407,831,690
Amounts allocated to withdrawing participants at end of year	1,879,464
Amounts allocated to withdrawing participants at start of year	(1,725,462)
Distributions to participants per the Form 5500	$407,985,692

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid as of that date.

Note 8 - Voluntary Compliance Resolution

The Company remitted certain 2019 and 2018 participants contributions totaling $145,186 to the Trustee in 2019 and 2018, which were later than required by the Department of Labor's Regulation 2510.3-102. The Company will file Form 5330 with the IRS and pay the required excise tax on the transactions for the 2019 and 2018 contributions that were made late. In addition, participants' accounts will be credited with the amount of investment income that would have been earned had the participants' contributions been remitted on a timely basis.

Note 9 - Subsequent Events

Subsequent events were evaluated through June 22, 2020, the date the financial statements were issued.

Recordkeeping and trust services for the Plan were transitioned to Fidelity Investments effective January 1, 2020.

The recent outbreak of the novel corona virus (COVID-19) and global pandemic along with other recent developments, including disruptions in global economies, financial and commodities markets and rapid shifts in governmental and public health policies in response to these and other factors affecting the countries where we operate or our customers are located or the industries in which we and our customers compete, are expected to potentially have a negative effect on the Plan’s net assets available for benefits and changes in net assets available for benefits. The related financial impact and duration cannot be reasonably estimated at this time.

In addition, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in respect to the recent outbreak of COVID-19. The CARES Act, among other things, includes provisions relating to distribution options and loan repayments deferral. We are currently evaluating the impacts of the CARES Act on the Plan and its future effects on the Plan’s net assets available for benefits and changes in net assets available for benefits are uncertain.

SUPPLEMENTAL SCHEDULES

Supplemental Schedules

Schedule of Delinquent Participant Contributions
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4a
EIN 95-2043126
DXC Technology Company

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
2019 Total Late Contribution			$54,818
2018 Total Late Contribution			$90,368
Total			$145,186

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001 Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	State Street Global Advisor	Money Market Fund		$188,175,339
*	The Bank of New York Mellon	Collective Short Term Invest Fd		10,367,099
			Total Short-Term Investment Funds	198,542,438

*	DXC Technology Co.	Common Stock (3,390,789 shares)	$77,461,813	127,459,759
	The Bank of New York Mellon	Collective Short Term Invest Fd		1,018,181
			Total Common Stock	128,477,940

	Grantham, Mayo, Van Otterloo & Co.	GMO BNCHMRK-FREE ALL SER-R6		26,147,070
	Pacific Investment Management Company	PIMCO ALL ASSETS ALL AUTH-IS		24,938,994
			Total Registered Investments	51,086,064

	DXC Technology Co	Participant loans - Interest rates range from 3.25% to 9.25%. Maturities range from 2008 to 2046		21,968,560

	BlackRock	BLACKROCK GLOBAL ALLOCATION		25,648,937
	Fidelity	FIAM SELECT GLOBAL EQUITY		52,371,826

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Mellon Bank, N.A.	BK OF NY MELLON/EB DL ACWI		281,117,019
*	Mellon Bank, N.A.	EB DL SIF UC1		225,491,598
*	Mellon Bank, N.A.	EB DL MRKT COMPLETION FUND		56,284,514
*	Mellon Bank, N.A.	EB DL NON SL TIPS FUND		19,630,208
	JP Morgan Re Funds	COMMINGLED PENSION TR FD		11,728,471
	Jennison Global OPP Fund	PRUDENTIAL TR CO COLLECTIVE T		52,178,740
	State Street Global Advisor	SSGA TARGET RETIREMENT INCOME		47,000,320
	State Street Global Advisor	SSGA TARGET RETIREMENT 2015 SL		62,691,161
	State Street Global Advisor	SSGA TARGET RETIREMENT 2020 SL		197,478,369
	State Street Global Advisor	SSGA TARGET RETIREMENT 2025 SL		323,426,267
	State Street Global Advisor	SSGA TARGET RETIREMENT 2030 SL		284,160,873
	State Street Global Advisor	SSGA TARGET RETIREMENT 2035 SL		198,697,127
	State Street Global Advisor	SSGA TARGET RETIREMENT 2040 SL		130,577,759
	State Street Global Advisor	SSGA TARGET RETIREMENT 2045 SL		73,803,013
	State Street Global Advisor	SSGA TARGET RETIREMENT 2050 SL		50,144,828
	State Street Global Advisor	SSGA TARGET RETIREMENT 2055		13,046,948
	State Street Global Advisor	SSGA TARGET RETIREMENT 2060		21,105,944

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
					Total Interest in Commingled Funds	2,126,583,922

	3M CO	Corporate bonds	3.375%	3/1/2029		42,746
	ABBVIE INC	Corporate bonds	3.750%	11/14/2023		21,052
	ABBVIE INC	Corporate bonds	4.300%	5/14/2036		2,202
	ABBVIE INC	Corporate bonds	4.500%	5/14/2035		135,342
	ABBVIE INC	Corporate bonds	3.600%	5/14/2025		15,847
	ABBVIE INC	Corporate bonds	3.200%	11/6/2022		15,392
	ABBVIE INC 144A	Corporate bonds	2.950%	11/21/2026		50,908
	ACTIVISION BLIZZARD INC	Corporate bonds	3.400%	9/15/2026		142,827
	AEP TEXAS INC	Corporate bonds	3.450%	1/15/2050		48,046
	AEP TEXAS INC	Corporate bonds	2.400%	10/1/2022		30,280
	AEP TRANSMISSION CO LLC	Corporate bonds	3.150%	9/15/2049		33,865
	AEP TRANSMISSION CO LLC	Corporate bonds	4.250%	9/15/2048		20,679
	AEP TRANSMISSION CO LLC	Corporate bonds	3.750%	12/1/2047		37,675
	AETNA INC	Corporate bonds	4.125%	11/15/2042		11,270
	AETNA INC	Corporate bonds	4.500%	5/15/2042		12,945

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	AGILENT TECHNOLOGIES INC	Corporate bonds	3.050%	9/22/2026		2,046
	AGILENT TECHNOLOGIES INC	Corporate bonds	3.200%	10/1/2022		40,932
	AIR CANADA 2015-2 CLASS B 144A	Corporate bonds	5.000%	6/15/2025		14,005
	AIR CANADA 2017-1 CLASS A 144A	Corporate bonds	3.300%	7/15/2031		19,344
	AIR LEASE CORP	Corporate bonds	3.875%	7/3/2023		5,269
	ALABAMA POWER CO	Corporate bonds	3.450%	10/1/2049		30,780
	ALABAMA POWER CO	Corporate bonds	4.300%	7/15/2048		13,908
	ALABAMA POWER CO	Corporate bonds	3.700%	12/1/2047		10,565
	ALABAMA POWER CO	Corporate bonds	3.750%	3/1/2045		2,120
	ALABAMA POWER CO	Corporate bonds	4.150%	8/15/2044		33,450
	ALABAMA POWER CO	Corporate bonds	3.850%	12/1/2042		29,817
	ALABAMA POWER CO	Corporate bonds	5.200%	6/1/2041		14,678
	ALIBABA GROUP HOLDING LTD	Corporate bonds	3.400%	12/6/2027		208,382
	ALLERGAN FUNDING SCS	Corporate bonds	4.550%	3/15/2035		84,178
	ALLERGAN FUNDING SCS	Corporate bonds	3.450%	3/15/2022		72,630
	ALLERGAN FUNDING SCS	Corporate bonds	3.850%	6/15/2024		13,656
	ALLERGAN SALES LLC 144A	Corporate bonds	5.000%	12/15/2021		3,138

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	ALTRIA GROUP INC	Corporate bonds	6.200%	2/14/2059		5,958
	ALTRIA GROUP INC	Corporate bonds	5.800%	2/14/2039		129,417
	ALTRIA GROUP INC	Corporate bonds	4.800%	2/14/2029		115,925
	ALTRIA GROUP INC	Corporate bonds	4.400%	2/14/2026		13,046
	AMAZON.COM INC	Corporate bonds	3.875%	8/22/2037		21,595
	AMEREN ILLINOIS CO	Corporate bonds	3.250%	3/15/2050		40,508
	AMEREN ILLINOIS CO	Corporate bonds	3.800%	5/15/2028		21,808
	AMERICAN AIRLINES 2014-1 CLASS	Corporate bonds	4.375%	4/1/2024		1,148
	AMERICAN AIRLINES 2015-1 CLASS	Corporate bonds	3.700%	11/1/2024		18,062
	AMERICAN AIRLINES 2015-2 CLASS	Corporate bonds	4.400%	3/22/2025		94,574
	AMERICAN AIRLINES 2015-2 CLASS	Corporate bonds	3.600%	3/22/2029		17,603
	AMERICAN AIRLINES 2016-1 CLASS	Corporate bonds	5.250%	7/15/2025		31,436
	AMERICAN AIRLINES 2016-2 CLASS	Corporate bonds	3.200%	12/15/2029		20,212
	AMERICAN AIRLINES 2016-3 CLASS	Corporate bonds	3.000%	4/15/2030		27,551
	AMERICAN AIRLINES 2017-1 CLASS	Corporate bonds	4.950%	8/15/2026		17,450
	AMERICAN AIRLINES 2017-1 CLASS	Corporate bonds	3.650%	8/15/2030		16,624
	AMERICAN AIRLINES 2017-2 CLASS	Corporate bonds	3.700%	4/15/2027		4,288

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	AMERICAN AIRLINES 2017-2 CLASS	Corporate bonds	3.350%	4/15/2031		17,815
	AMERICAN AIRLINES 2019-1 CLASS	Corporate bonds	3.850%	8/15/2029		50,810
	AMERICAN AIRLINES 2019-1 CLASS	Corporate bonds	3.150%	8/15/2033		46,270
	AMERICAN EXPRESS CO	Corporate bonds	2.500%	7/30/2024		156,814
	AMERICAN EXPRESS CO	Corporate bonds	2.750%	5/20/2022		10,183
	AMERICAN EXPRESS CO	Corporate bonds	3.400%	2/22/2024		36,614
	AMERICAN EXPRESS CO	Corporate bonds	3.700%	8/3/2023		31,542
	AMERICAN EXPRESS CO	Corporate bonds	3.400%	2/27/2023		31,151
	AMERICAN EXPRESS CO	Corporate bonds	2.200%	10/30/2020		10,021
	AMERICAN EXPRESS CO	Corporate bonds	2.500%	8/1/2022		10,119
	AMERICAN EXPRESS CREDIT CORP	Corporate bonds	2.250%	5/5/2021		30,145
	AMERICAN EXPRESS CREDIT CORP	Corporate bonds	2.375%	5/26/2020		35,042
	AMERICAN HONDA FINANCE CORP	Corporate bonds	2.900%	2/16/2024		25,776
	AMERICAN TOWER CORP	Corporate bonds	3.950%	3/15/2029		44,100
	AMGEN INC	Corporate bonds	2.200%	5/11/2020		40,034
	AMGEN INC	Corporate bonds	4.400%	5/1/2045		4,482
	AMGEN INC	Corporate bonds	5.150%	11/15/2041		12,106

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	AMGEN INC	Corporate bonds	5.650%	6/15/2042		43,138
	AMGEN INC	Corporate bonds	4.950%	10/1/2041		20,251
	ANALOG DEVICES INC	Corporate bonds	2.850%	3/12/2020		30,041
	ANALOG DEVICES INC	Corporate bonds	4.500%	12/5/2036		24,842
	ANALOG DEVICES INC	Corporate bonds	3.900%	12/15/2025		8,601
	ANGLO AMERICAN CAPITAL PL 144A	Corporate bonds	4.875%	5/14/2025		230,764
	ANALOG DEVICES INC	Corporate bonds	3.900%	2/1/2046		8,601
	ANGLO AMERICAN CAPITAL PL 144A	Corporate bonds	4.875%	2/1/2036		230,764
	ANHEUSER-BUSCH INBEV WORLDWIDE	Corporate bonds	4.600%	4/15/2048		5,722
	ANHEUSER-BUSCH INBEV WORLDWIDE	Corporate bonds	4.000%	4/13/2028		3,302
	ANHEUSER-BUSCH INBEV WORLDWIDE	Corporate bonds	4.950%	1/15/2042		11,837
	AON CORP	Corporate bonds	3.750%	5/2/2029		37,453
	AON PLC	Corporate bonds	4.750%	5/15/2045		17,691
	AON PLC	Corporate bonds	4.600%	6/14/2044		37,094
	AON PLC	Corporate bonds	4.450%	5/24/2043		25,216
	APPLE INC	Corporate bonds	4.250%	2/9/2047		17,961
	APPLE INC	Corporate bonds	4.650%	2/23/2046		26,350

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	APPLE INC	Corporate bonds	3.850%	5/4/2043		106,507
	APPLIED MATERIALS INC	Corporate bonds	4.350%	4/1/2047		24,170
	APPLIED MATERIALS INC	Corporate bonds	3.300%	4/1/2027		90,146
	APTIV PLC	Corporate bonds	4.400%	10/1/2046		2,892
	ARCELORMITTAL SA	Corporate bonds	3.600%	7/16/2024		4,102
	ARCELORMITTAL SA	Corporate bonds	4.550%	3/11/2026		18,053
	ARES CAPITAL CORP	Corporate bonds	4.250%	3/1/2025		125,393
	AT&T INC	Corporate bonds	3.400%	6/15/2022		82,502
	AT&T INC	Corporate bonds	5.350%	9/1/2040		18,105
	AT&T INC	Corporate bonds	3.875%	1/15/2026		110,385
	AT&T INC	Corporate bonds	3.600%	7/15/2025		10,586
	AT&T INC	Corporate bonds	4.350%	3/1/2029		14,463
	AT&T INC	Corporate bonds	4.300%	2/15/2030		100,007
	AT&T INC	Corporate bonds	4.250%	3/1/2027		91,166
	AT&T INC	Corporate bonds	5.150%	3/15/2042		28,044
	AT&T INC	Corporate bonds	6.000%	8/15/2040		39,706
	AT&T INC	Corporate bonds	4.125%	2/17/2026		10,839

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	AT&T INC	Corporate bonds	4.750%	5/15/2046		6,790
	AT&T INC	Corporate bonds	4.500%	5/15/2035		82,460
	AT&T INC	Corporate bonds	4.800%	6/15/2044		108,395
	ATMOS ENERGY CORP	Corporate bonds	3.375%	9/15/2049		20,311
	AUTODESK INC	Corporate bonds	3.125%	6/15/2020		70,226
	AVNET INC	Corporate bonds	4.625%	4/15/2026		10,583
	BAE SYSTEMS HOLDINGS INC 144A	Corporate bonds	3.850%	12/15/2025		26,538
	BAE SYSTEMS HOLDINGS INC 144A	Corporate bonds	2.850%	12/15/2020		50,337
	BAE SYSTEMS HOLDINGS INC 144A	Corporate bonds	3.800%	10/7/2024		79,307
	BALTIMORE GAS & ELECTRIC CO	Corporate bonds	3.750%	8/15/2047		103,562
	BANCO SANTANDER SA	Corporate bonds	2.706%	6/27/2024		202,848
	BANK OF AMERICA CORP	Corporate bonds	0.059%	12/31/2049		44,352
	BANK OF AMERICA CORP	Corporate bonds	2.456%	10/22/2025		15,100
	BANK OF AMERICA CORP	Corporate bonds	3.559%	4/23/2027		269,549
	BANK OF AMERICA CORP	Corporate bonds	3.458%	3/15/2025		166,042
	BANK OF AMERICA CORP	Corporate bonds	3.974%	2/7/2030		32,936
	BANK OF AMERICA CORP	Corporate bonds	4.271%	7/23/2029		32,234

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	BANK OF AMERICA CORP	Corporate bonds	3.864%	7/23/2024		99,976
	BANK OF AMERICA CORP	Corporate bonds	3.970%	3/5/2029		59,937
	BANK OF AMERICA CORP	Corporate bonds	3.550%	3/5/2024		228,328
	BANK OF AMERICA CORP	Corporate bonds	3.419%	12/20/2028		64,059
	BANK OF AMERICA CORP	Corporate bonds	3.004%	12/20/2023		4,093
	BANK OF AMERICA CORP	Corporate bonds	3.366%	1/23/2026		10,460
	BANK OF AMERICA CORP	Corporate bonds	3.093%	10/1/2025		10,321
	BANK OF AMERICA CORP	Corporate bonds	3.593%	7/21/2028		28,622
	BANK OF AMERICA CORP	Corporate bonds	2.369%	7/21/2021		591,212
	BANK OF AMERICA CORP	Corporate bonds	3.705%	4/24/2028		188,189
	BANK OF AMERICA CORP	Corporate bonds	3.824%	1/20/2028		98,781
	BANK OF AMERICA CORP	Corporate bonds	4.450%	3/3/2026		68,095
	BANK OF AMERICA CORP	Corporate bonds	3.950%	4/21/2025		10,680
	BANK OF AMERICA CORP	Corporate bonds	4.200%	8/26/2024		56,912
	BANK OF AMERICA CORP	Corporate bonds	4.000%	4/1/2024		71,763
	BANK OF AMERICA CORP	Corporate bonds	4.125%	1/22/2024		19,349
	BANK OF NEW YORK MELLON CORP/T	Corporate bonds	0.046%	12/31/2049		47,334

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	BANK OF NEW YORK MELLON CORP/T	Corporate bonds	0.050%	12/31/2049		15,150
	BANK OF NEW YORK MELLON CORP/T	Corporate bonds	3.442%	2/7/2028		4,244
	BANK OF NOVA SCOTIA/THE	Corporate bonds	3.125%	4/20/2021		10,158
	BARCLAYS BANK PLC	Corporate bonds	5.140%	10/14/2020		102,092
	BARCLAYS PLC	Corporate bonds	3.250%	1/12/2021		211,772
	BAT CAPITAL CORP	Corporate bonds	3.215%	9/6/2026		43,330
	BAT CAPITAL CORP	Corporate bonds	4.540%	8/15/2047		22,126
	BAT CAPITAL CORP	Corporate bonds	3.557%	8/15/2027		96,997
	BAT CAPITAL CORP	Corporate bonds	3.222%	8/15/2024		20,458
	BAXTER INTERNATIONAL INC	Corporate bonds	1.700%	8/15/2021		66,903
	BAYER US FINANCE II LLC 144A	Corporate bonds	3.375%	7/15/2024		44,384
	BELLSOUTH LLC 144A	Corporate bonds	4.266%	4/26/2021		337,345
	BMW US CAPITAL LLC 144A	Corporate bonds	2.800%	4/11/2026		26,405
	BNP PARIBAS SA 144A	Corporate bonds	4.705%	1/10/2025		314,229
	BOARDWALK PIPELINES LP	Corporate bonds	4.800%	5/3/2029		5,360
	BOARDWALK PIPELINES LP	Corporate bonds	5.950%	6/1/2026		3,376
	BOEING CO/THE	Corporate bonds	3.250%	2/1/2035		15,352

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	BOEING COMPANY DISC	Corporate bonds	—%	3/4/2020		744,592
	BOSTON PROPERTIES LP	Corporate bonds	2.900%	3/15/2030		9,984
	BP CAPITAL MARKETS AMERICA INC	Corporate bonds	3.410%	2/11/2026		26,638
	BP CAPITAL MARKETS AMERICA INC	Corporate bonds	3.119%	5/4/2026		4,180
	BP CAPITAL MARKETS PLC	Corporate bonds	3.279%	9/19/2027		10,523
	BP CAPITAL MARKETS PLC	Corporate bonds	3.814%	2/10/2024		1,068
	BRISTOL-MYERS SQUIBB CO	Corporate bonds	3.250%	11/1/2023		2,094
	BRISTOL-MYERS SQUIBB CO 144A	Corporate bonds	4.125%	6/15/2039		32,319
	BRISTOL-MYERS SQUIBB CO 144A	Corporate bonds	3.200%	6/15/2026		79,847
	BRISTOL-MYERS SQUIBB CO 144A	Corporate bonds	3.900%	2/20/2028		16,536
	BRISTOL-MYERS SQUIBB CO 144A	Corporate bonds	3.875%	8/15/2025		42,160
	BRISTOL-MYERS SQUIBB CO 144A	Corporate bonds	3.250%	2/20/2023		10,357
	BRISTOL-MYERS SQUIBB CO 144A	Corporate bonds	3.550%	8/15/2022		31,179
	BRISTOL-MYERS SQUIBB CO 144A	Corporate bonds	3.250%	8/15/2022		31,000
	BRITISH AIRWAYS 2019-1 CL 144A	Corporate bonds	3.350%	12/15/2030		109,188
	BRITISH AIRWAYS 2019-1 CL 144A	Corporate bonds	3.300%	6/15/2034		67,402
	BROADCOM CORP / BROADCOM CAYMA	Corporate bonds	3.875%	1/15/2027		161,007

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	BROADCOM CORP / BROADCOM CAYMA	Corporate bonds	3.000%	1/15/2022		2,030
	BROADCOM INC 144A	Corporate bonds	4.250%	4/15/2026		10,622
	BROADCOM INC 144A	Corporate bonds	3.125%	10/15/2022		45,846
	BROADCOM INC 144A	Corporate bonds	3.125%	4/15/2021		131,578
	BURLINGTON NORTHERN SANTA FE L	Corporate bonds	4.550%	9/1/2044		40,547
	BURLINGTON NORTHERN SANTA FE L	Corporate bonds	5.050%	3/1/2041		6,198
	CALIFORNIA INSTITUTE OF TECHNO	Corporate bonds	4.321%	8/1/2045		131,410
	CAMERON LNG LLC 144A	Corporate bonds	3.402%	1/15/2038		45,164
	CAMERON LNG LLC 144A	Corporate bonds	3.302%	1/15/2035		55,549
	CAPITAL ONE FINANCIAL CORP	Corporate bonds	2.500%	5/12/2020		45,059
	CAPITAL ONE NA	Corporate bonds	2.350%	1/31/2020		250,049
	CARDINAL HEALTH INC	Corporate bonds	4.625%	12/15/2020		7,169
	CC HOLDINGS GS V LLC / CROWN C	Corporate bonds	3.849%	4/15/2023		242,142
	CENTERPOINT ENERGY HOUSTON ELE	Corporate bonds	4.250%	2/1/2049		2,354
	CENTERPOINT ENERGY HOUSTON ELE	Corporate bonds	3.550%	8/1/2042		21,032
	CHARLES SCHWAB CORP/THE	Corporate bonds	3.200%	1/25/2028		10,508
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	4.800%	3/1/2050		15,818

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	5.050%	3/30/2029		29,501
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	4.500%	2/1/2024		7,534
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	5.750%	4/1/2048		19,855
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	4.200%	3/15/2028		4,264
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	4.464%	7/23/2022		2,102
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	6.484%	10/23/2045		88,021
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	6.384%	10/23/2035		139,710
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	4.908%	7/23/2025		4,405
	CHENIERE CORPUS CHRISTI HOLDIN	Corporate bonds	5.125%	6/30/2027		5,526
	CHENIERE CORPUS CHRISTI HOLDIN	Corporate bonds	7.000%	6/30/2024		172,859
	CHENIERE CORPUS CHRISTI HOLDIN	Corporate bonds	5.875%	3/31/2025		44,978
	CIGNA CORP 144A	Corporate bonds	3.250%	4/15/2025		46,670
	CIMAREX ENERGY CO	Corporate bonds	4.375%	6/1/2024		31,689
	CITIGROUP INC	Corporate bonds	4.044%	6/1/2024		10,579
	CITIGROUP INC	Corporate bonds	3.520%	10/27/2028		20,005
	CITIGROUP INC	Corporate bonds	3.668%	7/24/2028		47,976
	CITIGROUP INC	Corporate bonds	2.876%	7/24/2023		20,338

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	CITIGROUP INC	Corporate bonds	3.200%	10/21/2026		13,489
	CITIGROUP INC	Corporate bonds	2.700%	3/30/2021		40,376
	CITIGROUP INC	Corporate bonds	3.700%	1/12/2026		12,800
	CITIGROUP INC	Corporate bonds	4.400%	6/10/2025		65,225
	CITIGROUP INC	Corporate bonds	2.400%	2/18/2020		70,028
	CITIZENS FINANCIAL GROUP INC	Corporate bonds	2.375%	7/28/2021		10,049
	CMS ENERGY CORP	Corporate bonds	3.000%	5/15/2026		9,250
	COCA-COLA CO/THE	Corporate bonds	2.125%	9/6/2029		10,724
	COMCAST CORP	Corporate bonds	2.650%	2/1/2030		19,081
	COMCAST CORP	Corporate bonds	3.250%	11/1/2039		14,222
	COMCAST CORP	Corporate bonds	4.150%	10/15/2028		50,685
	COMCAST CORP	Corporate bonds	4.600%	10/15/2038		41,729
	COMCAST CORP	Corporate bonds	3.969%	11/1/2047		23,136
	COMCAST CORP	Corporate bonds	3.150%	2/15/2028		17,823
	COMCAST CORP	Corporate bonds	2.350%	1/15/2027		41,965
	COMCAST CORP	Corporate bonds	3.400%	7/15/2046		111,647
	COMCAST CORP	Corporate bonds	3.200%	7/15/2036		15,357

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	COMCAST CORP	Corporate bonds	4.200%	8/15/2034		3,424
	COMCAST CORP	Corporate bonds	4.250%	1/15/2033		40,568
	COMCAST CORP	Corporate bonds	4.650%	7/15/2042		6,012
	COMCAST CORP	Corporate bonds	6.500%	11/15/2035		32,619
	COMMONWEALTH BANK OF AUST 144A	Corporate bonds	3.450%	3/16/2023		31,268
	COMMONWEALTH EDISON CO	Corporate bonds	4.600%	8/15/2043		5,978
	CONCHO RESOURCES INC	Corporate bonds	3.750%	10/1/2027		14,726
	CONSUMERS ENERGY CO	Corporate bonds	3.100%	8/15/2050		9,982
	CONSUMERS ENERGY CO	Corporate bonds	3.750%	2/15/2050		45,324
	CONSUMERS ENERGY CO	Corporate bonds	3.800%	11/15/2028		22,118
	COOPERATIEVE RABOBANK UA	Corporate bonds	3.875%	2/8/2022		21,871
	CORNING INC	Corporate bonds	4.375%	11/15/2057		8,210
	CORNING INC	Corporate bonds	3.700%	11/15/2023		5,212
	COX COMMUNICATIONS INC 144A	Corporate bonds	3.150%	8/15/2024		104,891
	COX COMMUNICATIONS INC 144A	Corporate bonds	3.350%	9/15/2026		10,321
	COX COMMUNICATIONS INC 144A	Corporate bonds	3.250%	12/15/2022		20,574
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	3.100%	11/15/2029		117,487

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	5.200%	2/15/2049		18,251
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	4.300%	2/15/2029		18,843
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	3.700%	6/15/2026		66,600
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	4.450%	2/15/2026		10,956
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	3.400%	2/15/2021		10,136
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	4.875%	4/15/2022		2,119
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	5.250%	1/15/2023		23,899
	CSX CORP	Corporate bonds	3.350%	9/15/2049		5,918
	CSX CORP	Corporate bonds	4.750%	11/15/2048		23,057
	CSX CORP	Corporate bonds	4.250%	3/15/2029		52,946
	CSX CORP	Corporate bonds	4.300%	3/1/2048		5,680
	CSX CORP	Corporate bonds	3.250%	6/1/2027		55,757
	CSX CORP	Corporate bonds	2.600%	11/1/2026		99,688
	CSX CORP	Corporate bonds	3.950%	5/1/2050		32,432
	CSX CORP	Corporate bonds	5.500%	4/15/2041		3,799
	CVS HEALTH CORP	Corporate bonds	3.350%	3/9/2021		14,233
	CVS HEALTH CORP	Corporate bonds	4.780%	3/25/2038		18,190

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	CVS HEALTH CORP	Corporate bonds	4.300%	3/25/2028		181,345
	CVS HEALTH CORP	Corporate bonds	4.100%	3/25/2025		94,482
	CVS HEALTH CORP	Corporate bonds	3.700%	3/9/2023		69,837
	CVS HEALTH CORP	Corporate bonds	5.125%	7/20/2045		48,639
	CVS HEALTH CORP	Corporate bonds	3.875%	7/20/2025		26,628
	CVS HEALTH CORP	Corporate bonds	3.375%	8/12/2024		5,205
	DAIMLER FINANCE NORTH AME 144A	Corporate bonds	3.750%	11/5/2021		174,750
	DANSKE BANK A/S 144A	Corporate bonds	3.001%	9/20/2022		201,773
	DANSKE BANK A/S 144A	Corporate bonds	3.875%	9/12/2023		332,313
	DAYTON POWER & LIGHT CO/T 144A	Corporate bonds	3.950%	6/15/2049		47,147
	DELL INTERNATIONAL LLC / 144A	Corporate bonds	8.350%	7/15/2046		2,756
	DELL INTERNATIONAL LLC / 144A	Corporate bonds	8.100%	7/15/2036		72,322
	DELTA AIR LINES 2019-1 CLASS A	Corporate bonds	3.204%	10/25/2025		52,013
	DEUTSCHE BANK AG	Corporate bonds	4.100%	1/13/2026		17,291
	DIAMONDBACK ENERGY INC	Corporate bonds	3.500%	12/1/2029		76,320
	DISCOVER FINANCIAL SERVICES	Corporate bonds	3.750%	3/4/2025		2,119
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	5.200%	9/20/2047		29,142

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	5.000%	9/20/2037		46,338
	DOMINION ENERGY GAS HOLDINGS L	Corporate bonds	4.800%	11/1/2043		19,440
	DOMINION ENERGY INC	Corporate bonds	2.579%	7/1/2020		25,052
	DOW CHEMICAL CO/THE	Corporate bonds	3.625%	5/15/2026		82,086
	DOW CHEMICAL CO/THE	Corporate bonds	4.550%	11/30/2025		33,151
	DOW CHEMICAL CO/THE	Corporate bonds	3.000%	11/15/2022		4,090
	DOW CHEMICAL CO/THE	Corporate bonds	4.375%	11/15/2042		53,408
	DTE ELECTRIC CO	Corporate bonds	3.950%	3/1/2049		51,507
	DTE ELECTRIC CO	Corporate bonds	4.050%	5/15/2048		12,771
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	3.200%	8/15/2049		24,917
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	2.450%	8/15/2029		4,966
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	3.950%	3/15/2048		15,720
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	3.700%	12/1/2047		32,286
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	3.875%	3/15/2046		11,101
	DUKE ENERGY CORP	Corporate bonds	3.550%	9/15/2021		99,104
	DUKE ENERGY FLORIDA LLC	Corporate bonds	6.400%	6/15/2038		38,961
	DUKE ENERGY FLORIDA LLC	Corporate bonds	2.500%	12/1/2029		82,780

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	DUKE ENERGY FLORIDA LLC	Corporate bonds	3.800%	7/15/2028		4,382
	DUKE ENERGY FLORIDA LLC	Corporate bonds	3.400%	10/1/2046		55,025
	DUKE ENERGY OHIO INC	Corporate bonds	3.650%	2/1/2029		40,213
	DUKE ENERGY OHIO INC	Corporate bonds	3.700%	6/15/2046		31,858
	DUKE ENERGY PROGRESS LLC	Corporate bonds	3.450%	3/15/2029		5,360
	DUKE ENERGY PROGRESS LLC	Corporate bonds	4.200%	8/15/2045		11,391
	DUKE ENERGY PROGRESS LLC	Corporate bonds	3.250%	8/15/2025		7,354
	DUKE ENERGY PROGRESS LLC	Corporate bonds	4.150%	12/1/2044		50,876
	DUKE ENERGY PROGRESS LLC	Corporate bonds	4.100%	3/15/2043		16,807
	DUKE ENERGY PROGRESS LLC	Corporate bonds	3.000%	9/15/2021		15,275
	DUKE UNIVERSITY	Corporate bonds	4.077%	10/1/2048		57,604
	DUPONT DE NEMOURS INC	Corporate bonds	5.419%	11/15/2048		45,654
	DUPONT DE NEMOURS INC	Corporate bonds	4.493%	11/15/2025		121,153
	E*TRADE FINANCIAL CORP	Corporate bonds	3.800%	8/24/2027		5,199
	EASTMAN CHEMICAL CO	Corporate bonds	3.800%	3/15/2025		10,550
	ECOLAB INC	Corporate bonds	3.250%	1/14/2023		3,096
	ECOLAB INC	Corporate bonds	4.350%	12/8/2021		31,416

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	EDISON INTERNATIONAL	Corporate bonds	3.550%	11/15/2024		11,268
	EDISON INTERNATIONAL	Corporate bonds	3.125%	11/15/2022		8,126
	ELECTRONIC ARTS INC	Corporate bonds	4.800%	3/1/2026		61,816
	ENBRIDGE INC	Corporate bonds	5.500%	7/15/2077		61,903
	ENERGY TRANSFER OPERATING LP	Corporate bonds	5.500%	6/1/2027		71,952
	ENERGY TRANSFER OPERATING LP	Corporate bonds	5.875%	1/15/2024		29,893
	ENERGY TRANSFER OPERATING LP	Corporate bonds	5.800%	6/15/2038		14,723
	ENERGY TRANSFER OPERATING LP	Corporate bonds	4.750%	1/15/2026		17,327
	ENERGY TRANSFER OPERATING LP	Corporate bonds	5.150%	3/15/2045		3,159
	ENERGY TRANSFER OPERATING LP	Corporate bonds	4.900%	2/1/2024		5,366
	ENERGY TRANSFER OPERATING LP	Corporate bonds	6.500%	2/1/2042		19,032
	ENTERGY CORP	Corporate bonds	2.950%	9/1/2026		2,032
	ENTERGY GULF STATES LOUISIANA	Corporate bonds	5.590%	10/1/2024		1,148
	ENTERGY LOUISIANA LLC	Corporate bonds	4.200%	4/1/2050		17,406
	ENTERGY LOUISIANA LLC	Corporate bonds	4.200%	9/1/2048		5,788
	ENTERGY LOUISIANA LLC	Corporate bonds	4.000%	3/15/2033		56,583
	ENTERGY LOUISIANA LLC	Corporate bonds	5.400%	11/1/2024		22,907

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	ENTERGY TEXAS INC	Corporate bonds	3.450%	12/1/2027		41,410
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	5.250%	8/16/2077		47,563
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	3.350%	3/15/2023		1,035
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	4.450%	2/15/2043		75,939
	EOG RESOURCES INC	Corporate bonds	4.150%	1/15/2026		10,993
	EQUIFAX INC	Corporate bonds	3.600%	8/15/2021		22,509
	EQUIFAX INC	Corporate bonds	2.300%	6/1/2021		10,030
	EQUINIX INC	Corporate bonds	2.625%	11/18/2024		36,067
	EQUITABLE HOLDINGS INC	Corporate bonds	3.900%	4/20/2023		38,775
	EVERSOURCE ENERGY	Corporate bonds	2.800%	5/1/2023		25,376
	EXELON CORP	Corporate bonds	4.450%	4/15/2046		2,249
	EXELON CORP	Corporate bonds	2.450%	4/15/2021		5,023
	EXELON CORP	Corporate bonds	2.850%	6/15/2020		35,081
	EXELON CORP	Corporate bonds	5.625%	6/15/2035		24,771
	EXPEDIA GROUP INC	Corporate bonds	3.800%	2/15/2028		22,503
	EXPEDIA GROUP INC 144A	Corporate bonds	3.250%	2/15/2030		62,560
	EXXON MOBIL CORP	Corporate bonds	2.275%	8/16/2026		59,398

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	EXXON MOBIL CORP	Corporate bonds	2.995%	8/16/2039		13,035
	EXXON MOBIL CORP	Corporate bonds	3.043%	3/1/2026		6,295
	FEDEX CORP	Corporate bonds	4.100%	2/1/2045		26,206
	FEDEX CORP	Corporate bonds	3.875%	8/1/2042		22,189
	FIDELITY NATIONAL INFORMATION	Corporate bonds	3.750%	5/21/2029		72,353
	FIDELITY NATIONAL INFORMATION	Corporate bonds	3.000%	8/15/2026		39,322
	FIRSTENERGY TRANSMISSION 144A	Corporate bonds	4.550%	4/1/2049		51,589
	FIRSTENERGY TRANSMISSION 144A	Corporate bonds	4.350%	1/15/2025		25,791
	FIRSTENERGY TRANSMISSION 144A	Corporate bonds	5.450%	7/15/2044		31,542
	FISERV INC	Corporate bonds	3.500%	7/1/2029		110,363
	FISERV INC	Corporate bonds	3.200%	7/1/2026		57,996
	FISERV INC	Corporate bonds	2.750%	7/1/2024		74,290
	FISERV INC	Corporate bonds	4.200%	10/1/2028		33,277
	FISERV INC	Corporate bonds	3.800%	10/1/2023		23,240
	FISERV INC	Corporate bonds	3.850%	6/1/2025		16,006
	FLORIDA POWER & LIGHT CO	Corporate bonds	2.308%	5/6/2022		300,009
	FLORIDA POWER & LIGHT CO	Corporate bonds	3.150%	10/1/2049		10,115

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FLORIDA POWER & LIGHT CO	Corporate bonds	3.950%	3/1/2048		28,531
	FLORIDA POWER & LIGHT CO	Corporate bonds	3.700%	12/1/2047		22,934
	FLORIDA POWER & LIGHT CO	Corporate bonds	3.800%	12/15/2042		10,908
	FLORIDA POWER & LIGHT CO	Corporate bonds	4.050%	6/1/2042		29,572
	FLORIDA POWER & LIGHT CO	Corporate bonds	5.690%	3/1/2040		9,516
	FORD CREDIT FLOORPLAN MAST 2 A	Corporate bonds	3.060%	4/15/2026		330,469
	FORD CREDIT FLOORPLAN MAST 4 A	Corporate bonds	2.440%	9/15/2026		300,782
	FORD MOTOR CREDIT CO LLC	Corporate bonds	5.085%	1/7/2021		245,740
	FORD MOTOR CREDIT CO LLC	Corporate bonds	4.389%	1/8/2026		203,277
	FOX CORP 144A	Corporate bonds	5.476%	1/25/2039		18,354
	FOX CORP 144A	Corporate bonds	4.030%	1/25/2024		15,985
	GENERAL DYNAMICS CORP	Corporate bonds	3.750%	5/15/2028		8,809
	GENERAL ELECTRIC CO	Corporate bonds	6.150%	8/7/2037		18,654
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	3.550%	7/8/2022		9,265
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	4.200%	11/6/2021		39,398
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	3.500%	11/7/2024		2,061
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	2.450%	11/6/2020		130,314

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	3.150%	6/30/2022		10,193
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	4.350%	1/17/2027		94,615
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	3.700%	5/9/2023		2,062
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	5.250%	3/1/2026		9,981
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	3.200%	7/13/2020		122,559
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	3.450%	4/10/2022		10,227
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	4.000%	1/15/2025		19,973
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	4.375%	9/25/2021		15,543
	GEORGIA POWER CO	Corporate bonds	2.000%	3/30/2020		39,993
	GEORGIA-PACIFIC LLC 144A	Corporate bonds	3.600%	3/1/2025		52,837
	GEORGIA-PACIFIC LLC 144A	Corporate bonds	3.734%	7/15/2023		51,302
	GEORGIA-PACIFIC LLC 144A	Corporate bonds	5.400%	11/1/2020		23,638
	GILEAD SCIENCES INC	Corporate bonds	3.650%	3/1/2026		21,540
	GILEAD SCIENCES INC	Corporate bonds	4.750%	3/1/2046		12,025
	GILEAD SCIENCES INC	Corporate bonds	4.800%	4/1/2044		51,677
	GLOBAL PAYMENTS INC	Corporate bonds	3.200%	8/15/2029		86,633
	GLOBAL PAYMENTS INC	Corporate bonds	2.650%	2/15/2025		20,091

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	GLP CAPITAL LP / GLP FINANCING	Corporate bonds	4.000%	1/15/2030		63,283
	GLP CAPITAL LP / GLP FINANCING	Corporate bonds	5.250%	6/1/2025		65,856
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	2.707%	10/31/2022		30,207
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.080%	5/15/2026		75,780
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	2.905%	7/24/2023		20,361
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.691%	6/5/2028		106,399
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.750%	5/22/2025		15,923
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.500%	1/23/2025		69,288
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.500%	11/16/2026		10,524
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.750%	2/25/2026		50,809
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	2.875%	2/25/2021		8,080
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.850%	1/26/2027		59,615
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	2.750%	9/15/2020		123,579
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	5.750%	1/24/2022		30,058
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.850%	7/8/2024		10,577
	HARTFORD FINANCIAL SERVICES GR	Corporate bonds	4.300%	4/15/2043		24,493
	HASBRO INC	Corporate bonds	3.900%	11/19/2029		15,109

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	HASBRO INC	Corporate bonds	2.600%	11/19/2022		14,086
	HCA INC	Corporate bonds	4.750%	5/1/2023		56,780
	HCA INC	Corporate bonds	4.125%	6/15/2029		63,665
	HCA INC	Corporate bonds	4.500%	2/15/2027		2,157
	HCA INC	Corporate bonds	5.250%	6/15/2026		94,108
	HCA INC	Corporate bonds	5.250%	4/15/2025		77,205
	HOME DEPOT INC/THE	Corporate bonds	2.950%	6/15/2029		36,418
	HOME DEPOT INC/THE	Corporate bonds	3.000%	4/1/2026		20,934
	HOME DEPOT INC/THE	Corporate bonds	5.875%	12/16/2036		15,185
	HSBC HOLDINGS PLC	Corporate bonds	3.262%	3/13/2023		204,572
	HSBC HOLDINGS PLC	Corporate bonds	3.400%	3/8/2021		203,178
	HSBC HOLDINGS PLC	Corporate bonds	5.100%	4/5/2021		10,372
	HUNTINGTON INGALLS INDUST 144A	Corporate bonds	5.000%	11/15/2025		47,025
	HUNTINGTON INGALLS INDUSTRIES	Corporate bonds	3.483%	12/1/2027		82,113
	HYUNDAI CAPITAL AMERICA 144A	Corporate bonds	3.950%	2/1/2022		97,691
	HYUNDAI CAPITAL AMERICA 144A	Corporate bonds	2.550%	4/3/2020		15,006
	HYUNDAI CAPITAL AMERICA 144A	Corporate bonds	3.000%	10/30/2020		147,914

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	HYUNDAI CAPITAL SERVICES 144A	Corporate bonds	3.000%	8/29/2022		202,353
	IBM CREDIT LLC	Corporate bonds	2.650%	2/5/2021		121,098
	IHS MARKIT LTD 144A	Corporate bonds	4.000%	3/1/2026		10,545
	INGERSOLL-RAND LUXEMBOURG FINA	Corporate bonds	3.500%	3/21/2026		20,925
	INTERCONTINENTAL EXCHANGE INC	Corporate bonds	3.750%	9/21/2028		5,460
	INTERCONTINENTAL EXCHANGE INC	Corporate bonds	4.250%	9/21/2048		52,078
	INTERNATIONAL BUSINESS MACHINE	Corporate bonds	3.300%	5/15/2026		105,566
	INTERNATIONAL BUSINESS MACHINE	Corporate bonds	2.850%	5/13/2022		102,262
	INTERNATIONAL PAPER CO	Corporate bonds	4.350%	8/15/2048		30,878
	INTERPUBLIC GROUP OF COS INC/T	Corporate bonds	3.750%	10/1/2021		5,139
	INTERPUBLIC GROUP OF COS INC/T	Corporate bonds	3.500%	10/1/2020		20,214
	ITC HOLDINGS CORP	Corporate bonds	2.700%	11/15/2022		30,375
	JPMORGAN CHASE & CO	Corporate bonds	2.301%	10/15/2025		8,990
	JPMORGAN CHASE & CO	Corporate bonds	2.739%	10/15/2030		115,017
	JPMORGAN CHASE & CO	Corporate bonds	3.702%	5/6/2030		26,935
	JPMORGAN CHASE & CO	Corporate bonds	3.960%	1/29/2027		66,205
	JPMORGAN CHASE & CO	Corporate bonds	4.203%	7/23/2029		60,280

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	JPMORGAN CHASE & CO	Corporate bonds	3.514%	6/18/2022		5,108
	JPMORGAN CHASE & CO	Corporate bonds	3.559%	4/23/2024		192,787
	JPMORGAN CHASE & CO	Corporate bonds	3.509%	1/23/2029		90,348
	JPMORGAN CHASE & CO	Corporate bonds	3.220%	3/1/2025		142,039
	JPMORGAN CHASE & CO	Corporate bonds	3.540%	5/1/2028		158,316
	JPMORGAN CHASE & CO	Corporate bonds	2.776%	4/25/2023		239,727
	JPMORGAN CHASE & CO	Corporate bonds	3.782%	2/1/2028		258,812
	JPMORGAN CHASE & CO	Corporate bonds	4.009%	10/24/2023		30,510
	JPMORGAN CHASE & CO	Corporate bonds	3.200%	6/15/2026		24,031
	JPMORGAN CHASE & CO	Corporate bonds	2.550%	3/1/2021		7,054
	JPMORGAN CHASE & CO	Corporate bonds	4.350%	8/15/2021		5,193
	JPMORGAN CHASE & CO	Corporate bonds	4.625%	5/10/2021		72,447
	KEURIG DR PEPPER INC	Corporate bonds	3.551%	5/25/2021		5,107
	KEYCORP	Corporate bonds	2.550%	10/1/2029		978
	KEYCORP	Corporate bonds	4.150%	10/29/2025		1,097
	KEYCORP	Corporate bonds	4.100%	4/30/2028		1,097
	KEYCORP	Corporate bonds	2.900%	9/15/2020		35,233

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	5.400%	9/1/2044		57,613
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	5.000%	8/15/2042		32,726
	KINDER MORGAN INC/DE	Corporate bonds	5.550%	6/1/2045		4,760
	KLA CORP	Corporate bonds	5.000%	3/15/2049		24,602
	KLA CORP	Corporate bonds	4.100%	3/15/2029		54,783
	L3HARRIS TECHNOLOGIES INC	Corporate bonds	4.400%	6/15/2028		129,329
	L3HARRIS TECHNOLOGIES INC 144A	Corporate bonds	3.850%	12/15/2026		128,776
	L3HARRIS TECHNOLOGIES INC 144A	Corporate bonds	3.850%	6/15/2023		215,833
	LAM RESEARCH CORP	Corporate bonds	4.875%	3/15/2049		33,812
	LAM RESEARCH CORP	Corporate bonds	3.750%	3/15/2026		48,247
	LAM RESEARCH CORP	Corporate bonds	2.800%	6/15/2021		27,291
	LAM RESEARCH CORP	Corporate bonds	2.750%	3/15/2020		45,023
	LEAR CORP	Corporate bonds	5.250%	5/15/2049		5,191
	LLOYDS BANKING GROUP PLC	Corporate bonds	3.900%	3/12/2024		211,205
	LOCKHEED MARTIN CORP	Corporate bonds	2.900%	3/1/2025		119,611
	LOCKHEED MARTIN CORP	Corporate bonds	3.800%	3/1/2045		2,221
	LOCKHEED MARTIN CORP	Corporate bonds	3.600%	3/1/2035		14,216

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	LOCKHEED MARTIN CORP	Corporate bonds	4.070%	12/15/2042		41,111
	LOEWS CORP	Corporate bonds	3.750%	4/1/2026		3,223
	LOWE'S COS INC	Corporate bonds	4.050%	5/3/2047		2,161
	LOWE'S COS INC	Corporate bonds	3.700%	4/15/2046		35,704
	LOWE'S COS INC	Corporate bonds	3.120%	4/15/2022		3,073
	LYB INTERNATIONAL FINANCE BV	Corporate bonds	4.875%	3/15/2044		5,634
	LYB INTERNATIONAL FINANCE III	Corporate bonds	4.200%	10/15/2049		10,437
	MARATHON PETROLEUM CORP	Corporate bonds	4.750%	12/15/2023		10,868
	MARATHON PETROLEUM CORP	Corporate bonds	6.500%	3/1/2041		22,081
	MARSH & MCLENNAN COS INC	Corporate bonds	4.375%	3/15/2029		7,981
	MARSH & MCLENNAN COS INC	Corporate bonds	3.500%	12/29/2020		50,734
	MARSH & MCLENNAN COS INC	Corporate bonds	4.200%	3/1/2048		26,179
	MARSH & MCLENNAN COS INC	Corporate bonds	4.350%	1/30/2047		24,193
	MARSH & MCLENNAN COS INC	Corporate bonds	2.750%	1/30/2022		4,064
	MARSH & MCLENNAN COS INC	Corporate bonds	3.500%	6/3/2024		120,813
	MASSACHUSETTS INSTITUTE OF TEC	Corporate bonds	4.678%	7/1/2114		96,723
	MASTERCARD INC	Corporate bonds	2.950%	6/1/2029		81,401

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	MASTERCARD INC	Corporate bonds	3.650%	6/1/2049		18,885
	MASTERCARD INC	Corporate bonds	2.950%	11/21/2026		6,243
	MCDONALD'S CORP	Corporate bonds	3.625%	9/1/2049		85,446
	MCDONALD'S CORP	Corporate bonds	4.450%	9/1/2048		11,461
	MCDONALD'S CORP	Corporate bonds	4.450%	3/1/2047		45,483
	MCDONALD'S CORP	Corporate bonds	4.875%	12/9/2045		1,206
	MCDONALD'S CORP	Corporate bonds	3.700%	1/30/2026		43,162
	MCDONALD'S CORP	Corporate bonds	2.750%	12/9/2020		5,034
	MCDONALD'S CORP	Corporate bonds	3.625%	5/1/2043		15,943
	MCDONALD'S CORP	Corporate bonds	3.700%	2/15/2042		2,031
	MCDONALD'S CORP	Corporate bonds	6.300%	3/1/2038		2,709
	METHANEX CORP	Corporate bonds	5.250%	12/15/2029		15,501
	MICROSOFT CORP	Corporate bonds	3.300%	2/6/2027		37,412
	MICROSOFT CORP	Corporate bonds	3.700%	8/8/2046		45,230
	MICROSOFT CORP	Corporate bonds	4.450%	11/3/2045		10,018
	MICROSOFT CORP	Corporate bonds	4.200%	11/3/2035		72,575
	MICROSOFT CORP	Corporate bonds	3.500%	2/12/2035		96,965

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	MIDAMERICAN ENERGY CO	Corporate bonds	3.150%	4/15/2050		19,756
	MIDAMERICAN ENERGY CO	Corporate bonds	3.650%	4/15/2029		87,485
	MIDAMERICAN ENERGY CO	Corporate bonds	3.100%	5/1/2027		36,500
	MID-ATLANTIC INTERSTATE T 144A	Corporate bonds	4.100%	5/15/2028		16,417
	MISCELLANEOUS RECEIVABLES	Corporate bonds	—%			30
	MITSUBISHI UFJ FINANCIAL GROUP	Corporate bonds	3.195%	7/18/2029		207,310
	MITSUBISHI UFJ FINANCIAL GROUP	Corporate bonds	3.535%	7/26/2021		20,471
	MIZUHO FINANCIAL GROUP INC	Corporate bonds	2.555%	9/13/2025		200,058
	MIZUHO FINANCIAL GROUP INC	Corporate bonds	2.839%	7/16/2025		202,537
	MOLSON COORS BEVERAGE CO	Corporate bonds	2.250%	3/15/2020		54,977
	MOODY'S CORP	Corporate bonds	4.250%	2/1/2029		14,724
	MORGAN STANLEY	Corporate bonds	3.772%	1/24/2029		96,881
	MORGAN STANLEY	Corporate bonds	3.591%	7/22/2028		14,886
	MORGAN STANLEY	Corporate bonds	3.700%	10/23/2024		127,476
	MORGAN STANLEY	Corporate bonds	2.800%	6/16/2020		140,582
	MORGAN STANLEY	Corporate bonds	3.125%	7/27/2026		33,041
	MORGAN STANLEY	Corporate bonds	5.750%	1/25/2021		103,857

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	MORGAN STANLEY	Corporate bonds	3.625%	1/20/2027		193,796
	MORGAN STANLEY	Corporate bonds	3.750%	2/25/2023		19,897
	MOTOROLA SOLUTIONS INC	Corporate bonds	4.600%	5/23/2029		92,790
	MOTOROLA SOLUTIONS INC	Corporate bonds	4.600%	2/23/2028		21,692
	MOTOROLA SOLUTIONS INC	Corporate bonds	5.500%	9/1/2044		7,808
	MPLX LP	Corporate bonds	4.500%	4/15/2038		4,070
	MPLX LP	Corporate bonds	4.125%	3/1/2027		29,412
	MPLX LP	Corporate bonds	4.875%	12/1/2024		119,591
	MPLX LP 144A	Corporate bonds	5.250%	1/15/2025		89,279
	NBCUNIVERSAL ENTERPRISE I 144A	Corporate bonds	5.250%	12/31/2049		371,700
	NBCUNIVERSAL MEDIA LLC	Corporate bonds	5.950%	4/1/2041		89,441
	NEWMONT CORP	Corporate bonds	2.800%	10/1/2029		4,954
	NEWMONT CORP	Corporate bonds	4.875%	3/15/2042		8,197
	NGPL PIPECO LLC 144A	Corporate bonds	4.875%	8/15/2027		26,573
	NGPL PIPECO LLC 144A	Corporate bonds	4.375%	8/15/2022		100,757
	NISSAN MASTER OWNER TRUST A A	Corporate bonds	2.300%	2/15/2024		250,949
	NISSAN MASTER OWNER TRUST B A	Corporate bonds	2.170%	11/15/2023		150,224

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	NISSAN MOTOR ACCEPTANCE C 144A	Corporate bonds	3.650%	9/21/2021		10,208
	NISSAN MOTOR ACCEPTANCE C 144A	Corporate bonds	3.150%	3/15/2021		80,781
	NORFOLK SOUTHERN CORP	Corporate bonds	2.550%	11/1/2029		39,898
	NORFOLK SOUTHERN CORP	Corporate bonds	3.400%	11/1/2049		29,805
	NORFOLK SOUTHERN CORP	Corporate bonds	4.100%	5/15/2049		5,526
	NORFOLK SOUTHERN CORP	Corporate bonds	2.900%	6/15/2026		56,720
	NORFOLK SOUTHERN CORP	Corporate bonds	4.450%	6/15/2045		8,080
	NORTHERN NATURAL GAS CO 144A	Corporate bonds	4.300%	1/15/2049		78,960
	NORTHERN STATES POWER CO/MN	Corporate bonds	2.900%	3/1/2050		15,286
	NORTHERN STATES POWER CO/MN	Corporate bonds	3.600%	9/15/2047		10,708
	NORTHERN STATES POWER CO/MN	Corporate bonds	6.250%	6/1/2036		1,385
	NORTHROP GRUMMAN CORP	Corporate bonds	3.250%	1/15/2028		36,528
	NORTHROP GRUMMAN CORP	Corporate bonds	2.930%	1/15/2025		265,018
	NORTHROP GRUMMAN CORP	Corporate bonds	2.080%	10/15/2020		50,055
	NORTHWEST FLORIDA TIMBER 144A	Corporate bonds	4.750%	3/4/2029		101,028
	NORTHWEST PIPELINE LLC	Corporate bonds	4.000%	4/1/2027		85,197
	NSTAR ELECTRIC CO	Corporate bonds	3.200%	5/15/2027		20,975

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	NUCOR CORP	Corporate bonds	3.950%	5/1/2028		16,285
	NVENT FINANCE SARL	Corporate bonds	3.950%	4/15/2023		162,516
	NVIDIA CORP	Corporate bonds	3.200%	9/16/2026		118,668
	NXP BV / NXP FUNDING LLC 144A	Corporate bonds	4.875%	3/1/2024		10,907
	NXP BV / NXP FUNDING LLC 144A	Corporate bonds	5.550%	12/1/2028		5,844
	NXP BV / NXP FUNDING LLC 144A	Corporate bonds	4.125%	6/1/2021		210,184
	OCCIDENTAL PETROLEUM CORP	Corporate bonds	6.450%	9/15/2036		29,482
	OCCIDENTAL PETROLEUM CORP	Corporate bonds	4.300%	8/15/2039		20,394
	OCCIDENTAL PETROLEUM CORP	Corporate bonds	3.200%	8/15/2026		5,060
	OCCIDENTAL PETROLEUM CORP	Corporate bonds	2.700%	8/15/2022		84,873
	OHIO POWER CO	Corporate bonds	4.000%	6/1/2049		16,848
	OHIO POWER CO	Corporate bonds	4.150%	4/1/2048		22,600
	OHIO POWER CO	Corporate bonds	6.600%	2/15/2033		27,135
	ONCOR ELECTRIC DELIVERY CO LLC	Corporate bonds	3.100%	9/15/2049		19,549
	ONCOR ELECTRIC DELIVERY CO LLC	Corporate bonds	5.750%	3/15/2029		12,349
	ONCOR ELECTRIC DELIVERY CO LLC	Corporate bonds	3.700%	11/15/2028		114,941
	ONCOR ELECTRIC DELIVERY CO LLC	Corporate bonds	3.800%	9/30/2047		13,247

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	ONE GAS INC	Corporate bonds	4.658%	2/1/2044		3,569
	ORACLE CORP	Corporate bonds	4.000%	7/15/2046		31,169
	ORACLE CORP	Corporate bonds	4.125%	5/15/2045		2,260
	ORACLE CORP	Corporate bonds	3.900%	5/15/2035		86,999
	ORACLE CORP	Corporate bonds	5.375%	7/15/2040		2,600
	ORIX CORP	Corporate bonds	4.050%	1/16/2024		7,451
	ORIX CORP	Corporate bonds	2.900%	7/18/2022		185,550
	OWENS CORNING	Corporate bonds	4.300%	7/15/2047		1,898
	PARKER-HANNIFIN CORP	Corporate bonds	3.250%	6/14/2029		7,313
	PAYPAL HOLDINGS INC	Corporate bonds	2.650%	10/1/2026		106,475
	PAYPAL HOLDINGS INC	Corporate bonds	2.400%	10/1/2024		34,335
	PECO ENERGY CO	Corporate bonds	3.000%	9/15/2049		14,417
	PETROLEOS MEXICANOS	Corporate bonds	6.500%	3/13/2027		212,344
	PETROLEOS MEXICANOS	Corporate bonds	5.625%	1/23/2046		85,768
	PFIZER INC	Corporate bonds	4.125%	12/15/2046		16,279
	PFIZER INC	Corporate bonds	4.400%	5/15/2044		8,360
	PFIZER INC	Corporate bonds	7.200%	3/15/2039		4,719

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	PIEDMONT NATURAL GAS CO INC	Corporate bonds	3.500%	6/1/2029		10,695
	PLAINS ALL AMERICAN PIPELINE L	Corporate bonds	3.650%	6/1/2022		2,052
	PRESIDENT & FELLOWS OF HARVARD	Corporate bonds	3.300%	7/15/2056		56,910
	PUBLIC SERVICE ELECTRIC & GAS	Corporate bonds	3.850%	5/1/2049		11,265
	PUBLIC SERVICE ELECTRIC & GAS	Corporate bonds	3.650%	9/1/2028		49,086
	PUBLIC SERVICE ELECTRIC & GAS	Corporate bonds	3.650%	9/1/2042		5,345
	QUALCOMM INC	Corporate bonds	4.300%	5/20/2047		4,589
	QUALCOMM INC	Corporate bonds	4.800%	5/20/2045		20,830
	RAYTHEON CO	Corporate bonds	4.200%	12/15/2044		34,954
	RAYTHEON CO	Corporate bonds	7.000%	11/1/2028		6,623
	RAYTHEON CO	Corporate bonds	7.200%	8/15/2027		26,262
	REALTY INCOME CORP	Corporate bonds	3.000%	1/15/2027		18,524
	RELX CAPITAL INC	Corporate bonds	3.125%	10/15/2022		5,152
	RELX CAPITAL INC	Corporate bonds	4.000%	3/18/2029		10,862
	RELX CAPITAL INC	Corporate bonds	3.500%	3/16/2023		176,527
	REPUBLIC SERVICES INC	Corporate bonds	3.950%	5/15/2028		60,610
	REPUBLIC SERVICES INC	Corporate bonds	3.375%	11/15/2027		37,022

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	REPUBLIC SERVICES INC	Corporate bonds	2.900%	7/1/2026		30,737
	REYNOLDS AMERICAN INC	Corporate bonds	4.450%	6/12/2025		46,306
	REYNOLDS AMERICAN INC	Corporate bonds	4.000%	6/12/2022		33,310
	REYNOLDS AMERICAN INC	Corporate bonds	3.250%	6/12/2020		25,114
	REYNOLDS AMERICAN INC	Corporate bonds	5.850%	8/15/2045		73,452
	RJ REYNOLDS TOBACCO CO/NC	Corporate bonds	6.875%	5/1/2020		66,039
	ROCKWELL COLLINS INC	Corporate bonds	2.800%	3/15/2022		9,158
	ROCKWELL COLLINS INC	Corporate bonds	3.100%	11/15/2021		25,432
	RPM INTERNATIONAL INC	Corporate bonds	3.750%	3/15/2027		10,345
	RYDER SYSTEM INC	Corporate bonds	2.650%	3/2/2020		80,018
	SABINE PASS LIQUEFACTION LLC	Corporate bonds	5.875%	6/30/2026		17,243
	SABINE PASS LIQUEFACTION LLC	Corporate bonds	4.200%	3/15/2028		10,600
	SABINE PASS LIQUEFACTION LLC	Corporate bonds	5.000%	3/15/2027		132,095
	SABINE PASS LIQUEFACTION LLC	Corporate bonds	5.625%	3/1/2025		159,936
	SANTANDER UK GROUP HOLDINGS PL	Corporate bonds	2.875%	10/16/2020		1,004
	SEAGATE HDD CAYMAN	Corporate bonds	4.750%	1/1/2025		8,553
	SEASONED CREDIT RISK TRAN 2 MA	Corporate bonds	3.500%	11/25/2057		103,296

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	SEMPRA ENERGY	Corporate bonds	2.501%	1/15/2021		55,009
	SHELL INTERNATIONAL FINANCE BV	Corporate bonds	2.500%	9/12/2026		15,251
	SHELL INTERNATIONAL FINANCE BV	Corporate bonds	4.125%	5/11/2035		47,974
	SHELL INTERNATIONAL FINANCE BV	Corporate bonds	3.250%	5/11/2025		126,137
	SHELL INTERNATIONAL FINANCE BV	Corporate bonds	6.375%	12/15/2038		14,596
	SHERWIN-WILLIAMS CO/THE	Corporate bonds	3.800%	8/15/2049		5,097
	SHERWIN-WILLIAMS CO/THE	Corporate bonds	4.500%	6/1/2047		2,273
	SHERWIN-WILLIAMS CO/THE	Corporate bonds	4.000%	12/15/2042		10,317
	SHIRE ACQUISITIONS INVESTMENTS	Corporate bonds	3.200%	9/23/2026		217,455
	SHIRE ACQUISITIONS INVESTMENTS	Corporate bonds	2.875%	9/23/2023		60,122
	SHIRE ACQUISITIONS INVESTMENTS	Corporate bonds	2.400%	9/23/2021		102,580
	SOUTHERN POWER CO	Corporate bonds	2.375%	6/1/2020		70,074
	SOUTHWEST AIRLINES CO	Corporate bonds	2.750%	11/16/2022		30,439
	SPRINT SPECTRUM CO LLC / 144A	Corporate bonds	3.360%	3/20/2023		430,359
	STARBUCKS CORP	Corporate bonds	3.800%	8/15/2025		16,164
	STATE STREET CORP	Corporate bonds	5.625%	12/31/2049		63,676
	SUMITOMO MITSUI FINANCIAL GROU	Corporate bonds	2.784%	7/12/2022		50,865

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	SUMITOMO MITSUI FINANCIAL GROU	Corporate bonds	3.010%	10/19/2026		2,050
	SUMITOMO MITSUI FINANCIAL GROU	Corporate bonds	2.632%	7/14/2026		59,056
	SUMITOMO MITSUI FINANCIAL GROU	Corporate bonds	2.934%	3/9/2021		80,864
	SUNCOR ENERGY INC	Corporate bonds	6.500%	6/15/2038		9,744
	SUNCOR ENERGY INC	Corporate bonds	5.950%	12/1/2034		24,812
	SUNCOR ENERGY INC	Corporate bonds	9.250%	10/15/2021		11,232
	SUNOCO LOGISTICS PARTNERS OPER	Corporate bonds	5.350%	5/15/2045		12,905
	SUNOCO LOGISTICS PARTNERS OPER	Corporate bonds	5.300%	4/1/2044		32,994
	SUNTORY HOLDINGS LTD 144A	Corporate bonds	2.250%	10/16/2024		198,785
	SYNCHRONY FINANCIAL	Corporate bonds	4.375%	3/19/2024		10,670
	SYNCHRONY FINANCIAL	Corporate bonds	2.700%	2/3/2020		165,057
	SYNGENTA FINANCE NV 144A	Corporate bonds	3.698%	4/24/2020		290,912
	SYNOVUS FINANCIAL CORP	Corporate bonds	3.125%	11/1/2022		30,321
	TAMPA ELECTRIC CO	Corporate bonds	2.600%	9/15/2022		30,443
	TEACHERS INSURANCE & ANNU 144A	Corporate bonds	4.270%	5/15/2047		34,123
	TEACHERS INSURANCE & ANNU 144A	Corporate bonds	4.900%	9/15/2044		2,457
	TEACHERS INSURANCE & ANNU 144A	Corporate bonds	6.850%	12/16/2039		5,823

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	TECK RESOURCES LTD	Corporate bonds	6.250%	7/15/2041		9,172
	TEXAS EASTERN TRANSMISSIO 144A	Corporate bonds	4.150%	1/15/2048		101,043
	TEXAS EASTERN TRANSMISSIO 144A	Corporate bonds	3.500%	1/15/2028		56,506
	TEXAS EASTERN TRANSMISSIO 144A	Corporate bonds	2.800%	10/15/2022		15,150
	TEXAS INSTRUMENTS INC	Corporate bonds	2.250%	9/4/2029		34,559
	TEXAS INSTRUMENTS INC	Corporate bonds	3.875%	3/15/2039		24,872
	TEXAS INSTRUMENTS INC	Corporate bonds	4.150%	5/15/2048		11,893
	TEXTRON INC	Corporate bonds	3.900%	9/17/2029		55,564
	TEXTRON INC	Corporate bonds	3.650%	3/15/2027		25,997
	THERMO FISHER SCIENTIFIC INC	Corporate bonds	2.600%	10/1/2029		64,300
	THERMO FISHER SCIENTIFIC INC	Corporate bonds	3.200%	8/15/2027		2,093
	THERMO FISHER SCIENTIFIC INC	Corporate bonds	3.000%	4/15/2023		117,223
	THERMO FISHER SCIENTIFIC INC	Corporate bonds	4.150%	2/1/2024		26,791
	TIME WARNER CABLE LLC	Corporate bonds	5.000%	2/1/2020		40,075
	TIME WARNER CABLE LLC	Corporate bonds	6.550%	5/1/2037		36,802
	TIME WARNER ENTERTAINMENT CO L	Corporate bonds	8.375%	3/15/2023		33,050
	TOYOTA MOTOR CREDIT CORP	Corporate bonds	3.450%	9/20/2023		15,786

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	TOYOTA MOTOR CREDIT CORP	Corporate bonds	3.200%	1/11/2027		14,813
	TRANSCANADA PIPELINES LTD	Corporate bonds	4.250%	5/15/2028		23,327
	TRANSCANADA PIPELINES LTD	Corporate bonds	4.875%	1/15/2026		53,743
	TRANSCANADA PIPELINES LTD	Corporate bonds	4.625%	3/1/2034		3,422
	TRANSCANADA PIPELINES LTD	Corporate bonds	3.750%	10/16/2023		2,108
	TRANSCANADA PIPELINES LTD	Corporate bonds	5.850%	3/15/2036		12,368
	TRANSCANADA PIPELINES LTD	Corporate bonds	2.500%	8/1/2022		20,214
	TRANSCANADA PIPELINES LTD	Corporate bonds	6.100%	6/1/2040		17,212
	TRANSCONTINENTAL GAS PIPE LINE	Corporate bonds	4.600%	3/15/2048		32,899
	TRANSCONTINENTAL GAS PIPE LINE	Corporate bonds	4.000%	3/15/2028		117,037
	TRANSCONTINENTAL GAS PIPE LINE	Corporate bonds	7.850%	2/1/2026		181,747
	TRINITY ACQUISITION PLC	Corporate bonds	4.400%	3/15/2026		21,748
	TRUIST BANK	Corporate bonds	3.502%	8/2/2022		20,456
	TRUIST BANK	Corporate bonds	2.800%	5/17/2022		20,380
	TYCO ELECTRONICS GROUP SA	Corporate bonds	3.450%	8/1/2024		10,480
	TYSON FOODS INC	Corporate bonds	5.100%	9/28/2048		2,518
	TYSON FOODS INC	Corporate bonds	3.900%	9/28/2023		10,605

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	TYSON FOODS INC	Corporate bonds	4.550%	6/2/2047		14,884
	UBS GROUP AG 144A	Corporate bonds	2.859%	8/15/2023		340,372
	UNION PACIFIC CORP	Corporate bonds	3.950%	9/10/2028		18,785
	UNION PACIFIC CORP	Corporate bonds	4.100%	9/15/2067		40,601
	UNION PACIFIC CORP	Corporate bonds	2.750%	3/1/2026		15,374
	UNION PACIFIC RAILROAD CO 2014	Corporate bonds	3.227%	5/14/2026		51,516
	UNITED AIRLINES 2014-2 CLASS B	Corporate bonds	4.625%	3/3/2024		5,815
	UNITED AIRLINES 2015-1 CLASS A	Corporate bonds	3.450%	6/1/2029		13,026
	UNITED AIRLINES 2016-1 CLASS A	Corporate bonds	3.100%	1/7/2030		1,833
	UNITED AIRLINES 2016-1 CLASS B	Corporate bonds	3.650%	7/7/2027		885
	UNITED AIRLINES 2016-2 CLASS A	Corporate bonds	2.875%	4/7/2030		22,641
	UNITED AIRLINES 2016-2 CLASS B	Corporate bonds	3.650%	4/7/2027		1,681
	UNITED AIRLINES 2018-1 CLASS A	Corporate bonds	3.500%	9/1/2031		9,868
	UNITED AIRLINES 2018-1 CLASS B	Corporate bonds	4.600%	9/1/2027		23,755
	UNITED AIRLINES 2019-1 CLASS A	Corporate bonds	4.150%	2/25/2033		29,407
	UNITED AIRLINES 2019-2 CLASS A	Corporate bonds	2.700%	11/1/2033		20,078
	UNITED AIRLINES 2019-2 CLASS B	Corporate bonds	3.500%	11/1/2029		34,341

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	UNITED PARCEL SERVICE INC	Corporate bonds	2.500%	9/1/2029		14,966
	UNITED PARCEL SERVICE INC	Corporate bonds	3.400%	3/15/2029		18,263
	UNITED PARCEL SERVICE INC	Corporate bonds	2.500%	4/1/2023		4,074
	UNITED TECHNOLOGIES CORP	Corporate bonds	4.150%	5/15/2045		27,528
	UNITED TECHNOLOGIES CORP	Corporate bonds	4.500%	6/1/2042		17,984
	UNITED TECHNOLOGIES CORP	Corporate bonds	5.700%	4/15/2040		6,732
	UNITED TECHNOLOGIES CORP	Corporate bonds	6.125%	7/15/2038		6,944
	UNITEDHEALTH GROUP INC	Corporate bonds	3.500%	8/15/2039		26,255
	UNITEDHEALTH GROUP INC	Corporate bonds	2.375%	8/15/2024		6,080
	UNITEDHEALTH GROUP INC	Corporate bonds	4.450%	12/15/2048		50,236
	UNITEDHEALTH GROUP INC	Corporate bonds	3.700%	12/15/2025		27,059
	UNITEDHEALTH GROUP INC	Corporate bonds	3.750%	10/15/2047		5,382
	UNITEDHEALTH GROUP INC	Corporate bonds	3.375%	4/15/2027		18,149
	UNITEDHEALTH GROUP INC	Corporate bonds	3.100%	3/15/2026		4,190
	UNITEDHEALTH GROUP INC	Corporate bonds	4.750%	7/15/2045		49,258
	UNITEDHEALTH GROUP INC	Corporate bonds	3.750%	7/15/2025		16,204
	US AIRWAYS 2013-1 CLASS B PASS	Corporate bonds	5.375%	5/15/2023		3,736

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.500%	8/10/2033		122,567
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.125%	3/16/2027		186,520
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.272%	1/15/2036		246,896
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.400%	11/1/2034		8,115
	VIACOMCBS INC	Corporate bonds	5.850%	9/1/2043		8,770
	VIACOMCBS INC	Corporate bonds	4.375%	3/15/2043		26,507
	VIACOMCBS INC	Corporate bonds	6.875%	4/30/2036		14,729
	VIACOMCBS INC	Corporate bonds	3.375%	3/1/2022		10,231
	VIRGINIA ELECTRIC & POWER CO	Corporate bonds	3.300%	12/1/2049		39,379
	VIRGINIA ELECTRIC & POWER CO	Corporate bonds	3.800%	4/1/2028		18,499
	VIRGINIA ELECTRIC & POWER CO	Corporate bonds	2.750%	3/15/2023		65,178
	VIRGINIA ELECTRIC & POWER CO	Corporate bonds	6.000%	5/15/2037		167,597
	VISTRA OPERATIONS CO LLC 144A	Corporate bonds	4.300%	7/15/2029		92,837
	VODAFONE GROUP PLC	Corporate bonds	5.125%	6/19/2059		1,176
	VODAFONE GROUP PLC	Corporate bonds	5.250%	5/30/2048		86,488
	VODAFONE GROUP PLC	Corporate bonds	5.000%	5/30/2038		1,158
	VODAFONE GROUP PLC	Corporate bonds	4.375%	5/30/2028		7,761

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	VODAFONE GROUP PLC	Corporate bonds	4.125%	5/30/2025		48,882
	VODAFONE GROUP PLC	Corporate bonds	4.375%	2/19/2043		27,924
	WALMART INC	Corporate bonds	3.250%	7/8/2029		83,719
	WALMART INC	Corporate bonds	3.700%	6/26/2028		13,221
	WALT DISNEY CO/THE	Corporate bonds	2.000%	9/1/2029		8,734
	WALT DISNEY CO/THE	Corporate bonds	6.400%	12/15/2035		27,005
	WALT DISNEY CO/THE	Corporate bonds	6.200%	12/15/2034		26,685
	WALT DISNEY CO/THE	Corporate bonds	7.750%	1/20/2024		36,311
	WASTE MANAGEMENT INC	Corporate bonds	4.150%	7/15/2049		59,500
	WASTE MANAGEMENT INC	Corporate bonds	4.000%	7/15/2039		39,218
	WASTE MANAGEMENT INC	Corporate bonds	3.450%	6/15/2029		12,851
	WASTE MANAGEMENT INC	Corporate bonds	3.125%	3/1/2025		26,125
	WELLS FARGO & CO	Corporate bonds	2.879%	10/30/2030		11,076
	WELLS FARGO & CO	Corporate bonds	3.196%	6/17/2027		12,452
	WELLS FARGO & CO	Corporate bonds	3.584%	5/22/2028		95,676
	WELLS FARGO & CO	Corporate bonds	3.750%	1/24/2024		155,427
	WELLS FARGO & CO	Corporate bonds	2.625%	7/22/2022		40,598

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	WELLS FARGO & CO	Corporate bonds	3.550%	9/29/2025		37,062
	WELLS FARGO & CO	Corporate bonds	4.300%	7/22/2027		7,671
	WELLS FARGO & CO	Corporate bonds	3.000%	2/19/2025		72,234
	WELLS FARGO & CO	Corporate bonds	4.600%	4/1/2021		10,324
	WELLS FARGO & CO	Corporate bonds	3.000%	10/23/2026		21,523
	WELLS FARGO & CO	Corporate bonds	3.000%	4/22/2026		254,085
	WELLS FARGO & CO	Corporate bonds	2.500%	3/4/2021		30,216
	WESTERN MIDSTREAM OPERATING LP	Corporate bonds	4.000%	7/1/2022		69,704
	WILLIAMS COS INC/THE	Corporate bonds	5.250%	3/15/2020		50,293
	WILLIAMS COS INC/THE	Corporate bonds	7.875%	9/1/2021		59,983
	WILLIAMS COS INC/THE	Corporate bonds	7.500%	1/15/2031		20,882
	WILLIS NORTH AMERICA INC	Corporate bonds	4.500%	9/15/2028		28,672
	WYETH LLC	Corporate bonds	5.950%	4/1/2037		16,392
					Total Corporate bonds	40,111,904

	FEDERAL FARM CR BK CONS BD	U.S. Government Agencies	3.220%	1/2/2029		201,866
	FEDERAL HOME LN BK CONS BD	U.S. Government Agencies	5.500%	7/15/2036		344,388

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FEDERAL HOME LN MTG CORP STRIP	U.S. Government Agencies	—%	3/15/2031		15,175
	FEDERAL HOME LN MTG CORP STRIP	U.S. Government Agencies	—%	9/15/2029		54,849
	FEDERAL NATL MTG ASSN STRIP	U.S. Government Agencies	—%	5/15/2030		254,305
	GNMA POOL #0499416	U.S. Government Agencies	6.000%	2/15/2029		171
	GNMA POOL #0615516	U.S. Government Agencies	4.500%	9/15/2033		10,341
	GNMA POOL #0689835	U.S. Government Agencies	6.500%	8/15/2038		5,174
	GNMA POOL #0728627	U.S. Government Agencies	4.500%	1/15/2040		11,022
	GNMA POOL #0738019	U.S. Government Agencies	4.500%	2/15/2041		11,363
	GNMA POOL #0745793	U.S. Government Agencies	4.500%	7/15/2040		19,671
	GNMA POOL #0759138	U.S. Government Agencies	4.000%	1/15/2041		39,257
	GNMA POOL #0762838	U.S. Government Agencies	4.000%	3/15/2041		23,683
	GNMA POOL #0781590	U.S. Government Agencies	5.500%	4/15/2033		3,058
	GNMA POOL #0782510	U.S. Government Agencies	6.500%	12/15/2038		8,222
	GNMA POOL #0782557	U.S. Government Agencies	5.000%	1/15/2039		54,247
	GNMA POOL #0782619	U.S. Government Agencies	5.000%	4/15/2039		41,780
	GNMA POOL #0782958	U.S. Government Agencies	5.000%	5/15/2040		19,745
	GNMA POOL #0783571	U.S. Government Agencies	5.000%	12/15/2033		19,070

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	GNMA POOL #0783609	U.S. Government Agencies	4.500%	10/15/2040		63,957
	GNMA POOL #0783610	U.S. Government Agencies	4.500%	11/15/2041		44,092
	GNMA GTD REMIC P/T 15-3 ZD	U.S. Government Agencies	4.000%	1/20/2045		440,715
	GNMA II POOL #0004223	U.S. Government Agencies	6.500%	8/20/2038		11,193
	GNMA II POOL #0004292	U.S. Government Agencies	6.500%	11/20/2038		4,200
	GNMA II POOL #0004559	U.S. Government Agencies	5.000%	10/20/2039		131,582
	GNMA II POOL #0004598	U.S. Government Agencies	4.500%	12/20/2039		4,041
	GNMA II POOL #0004617	U.S. Government Agencies	4.500%	1/20/2040		4,962
	GNMA II POOL #0004636	U.S. Government Agencies	4.500%	2/20/2040		4,006
	GNMA II POOL #0004696	U.S. Government Agencies	4.500%	5/20/2040		270
	GNMA II POOL #0004771	U.S. Government Agencies	4.500%	8/20/2040		9,248
	GNMA II POOL #0004800	U.S. Government Agencies	4.000%	9/20/2040		4,523
	GNMA II POOL #0004833	U.S. Government Agencies	4.000%	10/20/2040		4,958
	GNMA II POOL #0004882	U.S. Government Agencies	4.000%	12/20/2040		51,493
	GNMA II POOL #0004922	U.S. Government Agencies	4.000%	1/20/2041		34,868
	GNMA II POOL #0005018	U.S. Government Agencies	5.000%	4/20/2041		11,338
	GNMA II POOL #0005056	U.S. Government Agencies	5.000%	5/20/2041		2,921

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	GNMA II POOL #0005083	U.S. Government Agencies	5.000%	6/20/2041		18,492
	GNMA II POOL #0005115	U.S. Government Agencies	4.500%	7/20/2041		151,440
	GNMA II POOL #0005116	U.S. Government Agencies	5.000%	7/20/2041		15,571
	GNMA II POOL #0783584	U.S. Government Agencies	4.500%	7/20/2041		23,591
	GNMA II POOL #0783590	U.S. Government Agencies	4.500%	6/20/2041		28,602
	GNMA II POOL #0A3034S	U.S. Government Agencies	3.500%	8/20/2045		1,379,869
	GNMA II POOL #0MA1678	U.S. Government Agencies	4.000%	2/20/2044		508,487
	GNMA II POOL #0MA2960	U.S. Government Agencies	3.000%	7/20/2045		810,727
	GNMA II POOL #0MA3104	U.S. Government Agencies	3.000%	9/20/2045		405,461
	GNMA II POOL #0MA3173	U.S. Government Agencies	3.500%	10/20/2045		122,739
	GNMA II POOL #0MA3597	U.S. Government Agencies	3.500%	4/20/2046		1,033,676
	GNMA II POOL #0MA4321	U.S. Government Agencies	3.500%	2/20/2047		1,312,025
	GNMA II POOL #0MA5331	U.S. Government Agencies	4.500%	7/20/2048		612,646
	GNMA II POOL #0MA5466	U.S. Government Agencies	4.000%	9/20/2048		571,439
					Total U.S. Government Agencies	8,960,519

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	MASSACHUSETTS ST SCH BLDG AUTH	State and local obligations	5.000%	10/15/2041		53,479
	MASSACHUSETTS ST WTR RESOURCES	State and local obligations	3.104%	8/1/2039		62,795
	NEW JERSEY ST TRANSPRTN TRUST	State and local obligations	5.000%	6/15/2036		212,135
	NEW JERSEY ST TRANSPRTN TRUST	State and local obligations	4.131%	6/15/2042		14,879
	SAN DIEGO CA CMNTY CLG DIST	State and local obligations	3.336%	8/1/2043		64,573
	UNIV OF CALIFORNIA CA REVENUES	State and local obligations	4.858%	5/15/2112		49,313
	UNIV OF CALIFORNIA CA REVENUES	State and local obligations	4.767%	5/15/2115		120,794
	UNIV OF NEBRASKA NE FACS CORP	State and local obligations	3.037%	10/1/2049		72,483
					Total State and Local Obligations	650,451

	FHLMC POOL #A7-1746	Agency mortgage backed securities	5.500%	1/1/2038		53,981
	FHLMC POOL #A8-1740	Agency mortgage backed securities	5.500%	9/1/2038		76,854
	FHLMC POOL #A9-0196	Agency mortgage backed securities	4.500%	12/1/2039		13,858
	FHLMC POOL #A9-7420	Agency mortgage backed securities	4.000%	3/1/2041		301,891
	FHLMC POOL #C0-3811	Agency mortgage backed securities	3.500%	4/1/2042		50,341
	FHLMC POOL #G0-1838	Agency mortgage backed securities	5.000%	7/1/2035		61,687
	FHLMC POOL #G0-1840	Agency mortgage backed securities	5.000%	7/1/2035		48,364

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #G0-7550	Agency mortgage backed securities	3.000%	8/1/2043		265,890
	FHLMC POOL #G0-7553	Agency mortgage backed securities	5.500%	6/1/2041		20,345
	FHLMC POOL #G0-7613	Agency mortgage backed securities	6.000%	4/1/2039		36,537
	FHLMC POOL #G0-7642	Agency mortgage backed securities	5.000%	10/1/2041		32,073
	FHLMC POOL #G0-7786	Agency mortgage backed securities	4.000%	8/1/2044		71,898
	FHLMC POOL #G0-7962	Agency mortgage backed securities	5.000%	11/1/2041		105,876
	FHLMC POOL #G0-8624	Agency mortgage backed securities	4.000%	1/1/2045		146,149
	FHLMC POOL #G0-8672	Agency mortgage backed securities	4.000%	10/1/2045		124,456
	FHLMC POOL #G0-8784	Agency mortgage backed securities	3.500%	9/1/2047		1,192,047
	FHLMC POOL #G1-4010	Agency mortgage backed securities	5.500%	5/1/2022		7,608
	FHLMC POOL #G1-5520	Agency mortgage backed securities	3.000%	7/1/2030		64,536
	FHLMC POOL #G6-0018	Agency mortgage backed securities	4.500%	12/1/2043		54,010
	FHLMC POOL #G6-0148	Agency mortgage backed securities	4.500%	7/1/2045		84,893
	FHLMC POOL #G6-0198	Agency mortgage backed securities	4.500%	9/1/2044		101,290
	FHLMC POOL #J0-0813	Agency mortgage backed securities	5.000%	12/1/2020		390
	FHLMC POOL #J0-2895	Agency mortgage backed securities	5.500%	6/1/2021		4,772
	FHLMC POOL #J0-3285	Agency mortgage backed securities	5.000%	8/1/2021		7,835

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #J0-3286	Agency mortgage backed securities	5.000%	9/1/2021		24,924
	FHLMC POOL #J0-5930	Agency mortgage backed securities	5.500%	3/1/2021		281
	FHLMC POOL #J3-1418	Agency mortgage backed securities	2.500%	5/1/2030		34,646
	FHLMC POOL #J3-1689	Agency mortgage backed securities	3.000%	5/1/2030		71,357
	FHLMC POOL #J3-2181	Agency mortgage backed securities	3.000%	7/1/2030		7,305
	FHLMC POOL #J3-2204	Agency mortgage backed securities	2.500%	7/1/2030		13,333
	FHLMC POOL #J3-2209	Agency mortgage backed securities	2.500%	7/1/2030		12,542
	FHLMC POOL #J3-2436	Agency mortgage backed securities	3.000%	8/1/2030		8,570
	FHLMC POOL #J3-2491	Agency mortgage backed securities	2.500%	7/1/2030		3,401
	FHLMC POOL #Q0-0804	Agency mortgage backed securities	4.500%	5/1/2041		27,469
	FHLMC POOL #Q0-0959	Agency mortgage backed securities	4.500%	5/1/2041		28,992
	FHLMC POOL #Q1-4866	Agency mortgage backed securities	3.000%	1/1/2043		55,681
	FHLMC POOL #Q1-6403	Agency mortgage backed securities	3.000%	3/1/2043		52,030
	FHLMC POOL #Q1-6567	Agency mortgage backed securities	3.000%	3/1/2043		58,263
	FHLMC POOL #Q1-6673	Agency mortgage backed securities	3.000%	3/1/2043		50,596
	FHLMC POOL #Q1-7095	Agency mortgage backed securities	3.000%	4/1/2043		52,371
	FHLMC POOL #Q2-0021	Agency mortgage backed securities	3.500%	7/1/2043		61,242

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #Q2-0206	Agency mortgage backed securities	3.500%	7/1/2043		58,979
	FHLMC POOL #Q2-4894	Agency mortgage backed securities	4.500%	2/1/2044		33,828
	FHLMC POOL #Q2-7375	Agency mortgage backed securities	4.500%	7/1/2044		16,959
	FHLMC POOL #Q2-9187	Agency mortgage backed securities	4.500%	10/1/2044		12,144
	FHLMC POOL #Q3-1644	Agency mortgage backed securities	4.000%	2/1/2045		712,939
	FHLMC POOL #Q3-6302	Agency mortgage backed securities	3.500%	9/1/2045		10,243
	FHLMC POOL #Q3-6972	Agency mortgage backed securities	4.000%	10/1/2045		98,206
	FHLMC POOL #SD-8001	Agency mortgage backed securities	3.500%	7/1/2049		680,812
	FHLMC POOL #SD-8003	Agency mortgage backed securities	4.000%	7/1/2049		1,572,030
	FHLMC POOL #V6-0696	Agency mortgage backed securities	3.000%	1/1/2030		15,295
	FHLMC POOL #V6-0724	Agency mortgage backed securities	3.000%	1/1/2030		20,159
	FHLMC POOL #V6-0770	Agency mortgage backed securities	2.500%	3/1/2030		30,665
	FHLMC POOL #V6-0796	Agency mortgage backed securities	2.500%	5/1/2030		51,372
	FHLMC POOL #V6-0840	Agency mortgage backed securities	3.000%	6/1/2030		87,820
	FHLMC POOL #V6-0886	Agency mortgage backed securities	2.500%	8/1/2030		56,379
	FHLMC POOL #V6-0902	Agency mortgage backed securities	2.500%	8/1/2030		44,843
	FHLMC POOL #V6-0903	Agency mortgage backed securities	2.500%	9/1/2030		43,662

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #V6-0904	Agency mortgage backed securities	2.500%	9/1/2030		85,610
	FHLMC POOL #V6-0905	Agency mortgage backed securities	2.500%	7/1/2030		3,398
	FHLMC POOL #V6-0908	Agency mortgage backed securities	3.000%	8/1/2030		83,926
	FHLMC POOL #V6-0909	Agency mortgage backed securities	3.000%	8/1/2030		13,755
	FHLMC POOL #V8-0169	Agency mortgage backed securities	3.000%	7/1/2043		227,163
	FHLMC POOL #V8-0355	Agency mortgage backed securities	3.500%	8/1/2043		56,344
	FHLMC POOL #V8-3224	Agency mortgage backed securities	3.500%	7/1/2047		338,878
	FHLMC POOL #ZT-1951	Agency mortgage backed securities	3.500%	5/1/2049		1,198,120
	FHLMC POOL #ZT-1952	Agency mortgage backed securities	4.000%	5/1/2049		502,920
	FHLMC MULTICLASS MTG 4316 XZ	Agency mortgage backed securities	4.500%	3/15/2044		253,716
	FHLMC MULTICLASS MTG 4352 ZX	Agency mortgage backed securities	4.000%	4/15/2044		350,917
	FHLMC MULTICLASS MTG K076 A2	Agency mortgage backed securities	3.900%	4/25/2028		127,072
	FHLMC MULTICLASS MTG KC02 A2	Agency mortgage backed securities	3.370%	7/25/2025		244,789
	FNMA POOL #0254548	Agency mortgage backed securities	5.500%	12/1/2032		61,447
	FNMA POOL #0555424	Agency mortgage backed securities	5.500%	5/1/2033		47,101
	FNMA POOL #0555591	Agency mortgage backed securities	5.500%	7/1/2033		20,735
	FNMA POOL #0676654	Agency mortgage backed securities	5.500%	1/1/2033		53,054

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0676661	Agency mortgage backed securities	5.500%	1/1/2033		42,996
	FNMA POOL #0735989	Agency mortgage backed securities	5.500%	2/1/2035		2,512
	FNMA POOL #0888601	Agency mortgage backed securities	5.500%	6/1/2020		167
	FNMA POOL #0889466	Agency mortgage backed securities	6.000%	5/1/2038		13,153
	FNMA POOL #0889529	Agency mortgage backed securities	6.000%	3/1/2038		5,458
	FNMA POOL #0889983	Agency mortgage backed securities	6.000%	10/1/2038		9,229
	FNMA POOL #0909353	Agency mortgage backed securities	5.500%	2/1/2022		30,296
	FNMA POOL #0995113	Agency mortgage backed securities	5.500%	9/1/2036		86,859
	FNMA POOL #0995320	Agency mortgage backed securities	4.500%	12/1/2020		2,052
	FNMA POOL #0995324	Agency mortgage backed securities	5.000%	12/1/2020		5,217
	FNMA POOL #0AB1226	Agency mortgage backed securities	4.500%	7/1/2040		7,047
	FNMA POOL #0AB3251	Agency mortgage backed securities	3.500%	7/1/2026		132,487
	FNMA POOL #0AB3314	Agency mortgage backed securities	4.500%	7/1/2041		6,707
	FNMA POOL #0AB4530	Agency mortgage backed securities	4.000%	2/1/2042		28,257
	FNMA POOL #0AB7271	Agency mortgage backed securities	3.000%	12/1/2042		47,240
	FNMA POOL #0AB7425	Agency mortgage backed securities	3.000%	12/1/2042		38,850
	FNMA POOL #0AB7458	Agency mortgage backed securities	3.000%	1/1/2043		50,108

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AB7497	Agency mortgage backed securities	3.000%	1/1/2043		48,995
	FNMA POOL #0AB7567	Agency mortgage backed securities	3.000%	1/1/2043		47,772
	FNMA POOL #0AB7755	Agency mortgage backed securities	3.000%	1/1/2043		53,079
	FNMA POOL #0AB7762	Agency mortgage backed securities	3.000%	2/1/2043		43,620
	FNMA POOL #0AB8558	Agency mortgage backed securities	3.000%	2/1/2043		44,278
	FNMA POOL #0AB8701	Agency mortgage backed securities	3.000%	3/1/2043		66,552
	FNMA POOL #0AB8712	Agency mortgage backed securities	3.000%	3/1/2043		15,435
	FNMA POOL #0AB8830	Agency mortgage backed securities	3.000%	3/1/2043		39,863
	FNMA POOL #0AB8923	Agency mortgage backed securities	3.000%	4/1/2043		56,715
	FNMA POOL #0AB8924	Agency mortgage backed securities	3.000%	4/1/2043		49,028
	FNMA POOL #0AB9016	Agency mortgage backed securities	3.000%	4/1/2043		52,463
	FNMA POOL #0AB9173	Agency mortgage backed securities	3.000%	5/1/2043		53,284
	FNMA POOL #0AB9341	Agency mortgage backed securities	3.000%	5/1/2043		146,523
	FNMA POOL #0AB9462	Agency mortgage backed securities	3.000%	5/1/2043		72,179
	FNMA POOL #0AB9662	Agency mortgage backed securities	3.000%	6/1/2043		85,065
	FNMA POOL #0AC1876	Agency mortgage backed securities	4.000%	9/1/2039		1,021,771
	FNMA POOL #0AC9312	Agency mortgage backed securities	4.000%	10/1/2041		16,084

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AD0454	Agency mortgage backed securities	5.000%	11/1/2021		213
	FNMA POOL #0AD7992	Agency mortgage backed securities	4.500%	7/1/2040		23,430
	FNMA POOL #0AD8036	Agency mortgage backed securities	4.500%	8/1/2040		65,429
	FNMA POOL #0AE0096	Agency mortgage backed securities	5.500%	7/1/2025		52,792
	FNMA POOL #0AE0812	Agency mortgage backed securities	5.000%	7/1/2025		4,942
	FNMA POOL #0AE0823	Agency mortgage backed securities	6.000%	9/1/2040		6,039
	FNMA POOL #0AE0919	Agency mortgage backed securities	5.000%	5/1/2021		156
	FNMA POOL #0AE3049	Agency mortgage backed securities	4.500%	9/1/2040		439,811
	FNMA POOL #0AE6056	Agency mortgage backed securities	4.000%	9/1/2040		19,818
	FNMA POOL #0AE8395	Agency mortgage backed securities	4.000%	11/1/2040		47,651
	FNMA POOL #0AH3518	Agency mortgage backed securities	4.000%	2/1/2041		51,264
	FNMA POOL #0AH3813	Agency mortgage backed securities	4.000%	1/1/2041		92,760
	FNMA POOL #0AJ4898	Agency mortgage backed securities	4.000%	1/1/2042		62,022
	FNMA POOL #0AL1704	Agency mortgage backed securities	6.500%	5/1/2040		51,242
	FNMA POOL #0AL1938	Agency mortgage backed securities	4.000%	12/1/2026		37,622
	FNMA POOL #0AL2482	Agency mortgage backed securities	4.500%	9/1/2042		20,583
	FNMA POOL #0AL2499	Agency mortgage backed securities	4.500%	1/1/2042		555,068

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AL2683	Agency mortgage backed securities	4.000%	9/1/2026		52,928
	FNMA POOL #0AL2935	Agency mortgage backed securities	3.500%	2/1/2043		46,238
	FNMA POOL #0AL3162	Agency mortgage backed securities	3.000%	2/1/2043		151,928
	FNMA POOL #0AL3597	Agency mortgage backed securities	4.000%	1/1/2043		74,315
	FNMA POOL #0AL3759	Agency mortgage backed securities	3.000%	5/1/2043		48,875
	FNMA POOL #0AL4009	Agency mortgage backed securities	3.500%	7/1/2043		210,798
	FNMA POOL #0AL4010	Agency mortgage backed securities	3.500%	7/1/2043		78,338
	FNMA POOL #0AL4014	Agency mortgage backed securities	3.500%	7/1/2043		201,589
	FNMA POOL #0AL4141	Agency mortgage backed securities	6.000%	4/1/2040		58,842
	FNMA POOL #0AL4142	Agency mortgage backed securities	6.000%	6/1/2041		22,672
	FNMA POOL #0AL4244	Agency mortgage backed securities	4.000%	7/1/2042		121,305
	FNMA POOL #0AL4682	Agency mortgage backed securities	3.500%	12/1/2043		55,811
	FNMA POOL #0AL4922	Agency mortgage backed securities	3.500%	2/1/2029		36,756
	FNMA POOL #0AL5097	Agency mortgage backed securities	4.500%	9/1/2043		127,431
	FNMA POOL #0AL5231	Agency mortgage backed securities	4.500%	9/1/2042		72,635
	FNMA POOL #0AL5601	Agency mortgage backed securities	4.000%	8/1/2044		422,084
	FNMA POOL #0AL5884	Agency mortgage backed securities	3.500%	8/1/2029		128,631

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AL5956	Agency mortgage backed securities	4.000%	5/1/2027		85,477
	FNMA POOL #0AL6144	Agency mortgage backed securities	3.000%	1/1/2030		202,986
	FNMA POOL #0AL6302	Agency mortgage backed securities	4.500%	10/1/2041		76,371
	FNMA POOL #0AL6583	Agency mortgage backed securities	3.000%	3/1/2030		49,696
	FNMA POOL #0AL6584	Agency mortgage backed securities	3.000%	4/1/2030		40,155
	FNMA POOL #0AL6626	Agency mortgage backed securities	4.000%	12/1/2042		42,407
	FNMA POOL #0AL6761	Agency mortgage backed securities	3.000%	5/1/2030		24,807
	FNMA POOL #0AL6854	Agency mortgage backed securities	3.000%	2/1/2044		1,032,354
	FNMA POOL #0AL7139	Agency mortgage backed securities	3.000%	7/1/2030		32,739
	FNMA POOL #0AL7225	Agency mortgage backed securities	3.000%	8/1/2030		62,179
	FNMA POOL #0AL7227	Agency mortgage backed securities	3.000%	8/1/2030		54,563
	FNMA POOL #0AL7369	Agency mortgage backed securities	4.000%	1/1/2043		51,405
	FNMA POOL #0AL7442	Agency mortgage backed securities	4.000%	10/1/2045		34,308
	FNMA POOL #0AL7443	Agency mortgage backed securities	4.000%	10/1/2045		46,184
	FNMA POOL #0AL7577	Agency mortgage backed securities	4.000%	10/1/2043		37,968
	FNMA POOL #0AQ1292	Agency mortgage backed securities	2.500%	2/1/2028		29,761
	FNMA POOL #0AR3218	Agency mortgage backed securities	3.500%	4/1/2043		67,811

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AR7568	Agency mortgage backed securities	3.000%	3/1/2043		30,280
	FNMA POOL #0AR7576	Agency mortgage backed securities	3.000%	3/1/2043		51,453
	FNMA POOL #0AR8630	Agency mortgage backed securities	3.000%	4/1/2043		47,698
	FNMA POOL #0AR9194	Agency mortgage backed securities	3.000%	3/1/2043		72,389
	FNMA POOL #0AR9218	Agency mortgage backed securities	3.000%	3/1/2043		43,620
	FNMA POOL #0AS0209	Agency mortgage backed securities	3.500%	8/1/2043		49,586
	FNMA POOL #0AS1453	Agency mortgage backed securities	3.500%	1/1/2044		18,877
	FNMA POOL #0AS1539	Agency mortgage backed securities	3.500%	1/1/2044		33,718
	FNMA POOL #0AS2488	Agency mortgage backed securities	4.000%	5/1/2044		18,923
	FNMA POOL #0AS2591	Agency mortgage backed securities	3.500%	6/1/2044		10,419
	FNMA POOL #0AS2676	Agency mortgage backed securities	3.000%	6/1/2029		43,181
	FNMA POOL #0AS3031	Agency mortgage backed securities	3.500%	8/1/2044		33,405
	FNMA POOL #0AS3034	Agency mortgage backed securities	3.500%	8/1/2044		21,642
	FNMA POOL #0AS3220	Agency mortgage backed securities	3.000%	9/1/2029		38,766
	FNMA POOL #0AS3355	Agency mortgage backed securities	3.000%	9/1/2029		33,658
	FNMA POOL #0AS5093	Agency mortgage backed securities	2.500%	6/1/2030		35,365
	FNMA POOL #0AS5147	Agency mortgage backed securities	2.500%	6/1/2030		23,926

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AS5407	Agency mortgage backed securities	2.500%	7/1/2030		58,289
	FNMA POOL #0AS5548	Agency mortgage backed securities	2.500%	8/1/2030		25,906
	FNMA POOL #0AS5551	Agency mortgage backed securities	2.500%	8/1/2030		24,840
	FNMA POOL #0AS5614	Agency mortgage backed securities	2.500%	8/1/2030		34,417
	FNMA POOL #0AS5618	Agency mortgage backed securities	2.500%	8/1/2030		27,529
	FNMA POOL #0AS5622	Agency mortgage backed securities	3.000%	8/1/2030		43,166
	FNMA POOL #0AS5623	Agency mortgage backed securities	3.000%	8/1/2030		48,905
	FNMA POOL #0AS5707	Agency mortgage backed securities	3.500%	8/1/2030		7,624
	FNMA POOL #0AS5708	Agency mortgage backed securities	3.500%	8/1/2030		36,023
	FNMA POOL #0AS5714	Agency mortgage backed securities	3.000%	9/1/2030		34,128
	FNMA POOL #0AS5728	Agency mortgage backed securities	3.000%	9/1/2030		44,850
	FNMA POOL #0AS5786	Agency mortgage backed securities	2.500%	9/1/2030		30,696
	FNMA POOL #0AS5872	Agency mortgage backed securities	2.500%	9/1/2030		39,343
	FNMA POOL #0AS5949	Agency mortgage backed securities	4.000%	10/1/2045		96,479
	FNMA POOL #0AS5952	Agency mortgage backed securities	4.500%	10/1/2045		80,527
	FNMA POOL #0AS6008	Agency mortgage backed securities	4.000%	10/1/2045		111,682
	FNMA POOL #0AS6009	Agency mortgage backed securities	4.000%	10/1/2045		77,924

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AS8487	Agency mortgage backed securities	3.000%	12/1/2046		347,880
	FNMA POOL #0AS8489	Agency mortgage backed securities	3.000%	12/1/2046		324,561
	FNMA POOL #0AS8509	Agency mortgage backed securities	3.000%	12/1/2046		346,394
	FNMA POOL #0AT2037	Agency mortgage backed securities	3.000%	4/1/2043		18,982
	FNMA POOL #0AT2040	Agency mortgage backed securities	3.000%	4/1/2043		46,141
	FNMA POOL #0AT2043	Agency mortgage backed securities	3.000%	4/1/2043		54,456
	FNMA POOL #0AT2719	Agency mortgage backed securities	3.000%	5/1/2043		96,954
	FNMA POOL #0AT4327	Agency mortgage backed securities	3.500%	7/1/2043		57,814
	FNMA POOL #0AT6321	Agency mortgage backed securities	3.500%	6/1/2043		53,528
	FNMA POOL #0AT6654	Agency mortgage backed securities	3.000%	5/1/2043		48,606
	FNMA POOL #0AT7333	Agency mortgage backed securities	3.500%	8/1/2043		13,369
	FNMA POOL #0AT7676	Agency mortgage backed securities	3.000%	6/1/2043		26,994
	FNMA POOL #0AT7940	Agency mortgage backed securities	3.500%	7/1/2043		55,081
	FNMA POOL #0AT8464	Agency mortgage backed securities	3.500%	7/1/2043		51,909
	FNMA POOL #0AU0613	Agency mortgage backed securities	3.500%	8/1/2043		51,995
	FNMA POOL #0AU1633	Agency mortgage backed securities	3.500%	7/1/2043		113,851
	FNMA POOL #0AU3032	Agency mortgage backed securities	3.500%	8/1/2043		15,217

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AV8876	Agency mortgage backed securities	4.000%	12/1/2044		30,735
	FNMA POOL #0AW0391	Agency mortgage backed securities	3.500%	4/1/2029		41,055
	FNMA POOL #0AW0937	Agency mortgage backed securities	3.000%	4/1/2029		39,653
	FNMA POOL #0AW1007	Agency mortgage backed securities	4.000%	5/1/2044		29,466
	FNMA POOL #0AW1247	Agency mortgage backed securities	3.000%	5/1/2029		47,101
	FNMA POOL #0AW4287	Agency mortgage backed securities	3.500%	8/1/2044		15,449
	FNMA POOL #0AW7055	Agency mortgage backed securities	4.000%	7/1/2044		24,623
	FNMA POOL #0AW8188	Agency mortgage backed securities	3.500%	9/1/2044		32,913
	FNMA POOL #0AW8191	Agency mortgage backed securities	3.500%	9/1/2044		31,133
	FNMA POOL #0AX3298	Agency mortgage backed securities	3.000%	8/1/2030		8,252
	FNMA POOL #0AX8713	Agency mortgage backed securities	4.000%	1/1/2045		71,690
	FNMA POOL #0AX9700	Agency mortgage backed securities	3.000%	7/1/2030		9,675
	FNMA POOL #0AX9701	Agency mortgage backed securities	3.000%	7/1/2030		39,777
	FNMA POOL #0AY0808	Agency mortgage backed securities	3.500%	4/1/2045		258,576
	FNMA POOL #0AY0828	Agency mortgage backed securities	2.500%	5/1/2030		15,132
	FNMA POOL #0AY3416	Agency mortgage backed securities	2.500%	4/1/2030		32,570
	FNMA POOL #0AY8218	Agency mortgage backed securities	4.000%	5/1/2045		24,213

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AY8440	Agency mortgage backed securities	2.500%	8/1/2030		419,186
	FNMA POOL #0AY9770	Agency mortgage backed securities	4.000%	5/1/2045		67,253
	FNMA POOL #0AZ2170	Agency mortgage backed securities	2.500%	7/1/2030		14,605
	FNMA POOL #0AZ2297	Agency mortgage backed securities	3.000%	7/1/2030		5,559
	FNMA POOL #0AZ4782	Agency mortgage backed securities	4.000%	10/1/2045		106,795
	FNMA POOL #0AZ5719	Agency mortgage backed securities	3.000%	9/1/2030		17,602
	FNMA POOL #0AZ7833	Agency mortgage backed securities	3.000%	8/1/2030		8,962
	FNMA POOL #0AZ8597	Agency mortgage backed securities	3.000%	8/1/2030		4,746
	FNMA POOL #0AZ9243	Agency mortgage backed securities	4.000%	10/1/2045		14,076
	FNMA POOL #0AZ9244	Agency mortgage backed securities	4.000%	10/1/2045		14,396
	FNMA POOL #0BA2877	Agency mortgage backed securities	4.000%	10/1/2045		14,958
	FNMA POOL #0BA2878	Agency mortgage backed securities	4.000%	10/1/2045		13,595
	FNMA POOL #0BA2879	Agency mortgage backed securities	4.000%	10/1/2045		15,123
	FNMA POOL #0BC4752	Agency mortgage backed securities	3.000%	10/1/2046		236,021
	FNMA POOL #0BD6102	Agency mortgage backed securities	3.000%	10/1/2046		36,681
	FNMA POOL #0BD6533	Agency mortgage backed securities	3.000%	10/1/2046		65,142
	FNMA POOL #0BD6718	Agency mortgage backed securities	3.000%	9/1/2046		22,416

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0BK7881	Agency mortgage backed securities	5.000%	10/1/2048		233,826
	FNMA POOL #0BM1145	Agency mortgage backed securities	3.000%	3/1/2043		404,336
	FNMA POOL #0BM3282	Agency mortgage backed securities	3.500%	12/1/2047		374,319
	FNMA POOL #0CA1461	Agency mortgage backed securities	4.000%	3/1/2048		991,171
	FNMA POOL #0CA1522	Agency mortgage backed securities	3.500%	4/1/2048		361,937
	FNMA POOL #0FM1238	Agency mortgage backed securities	4.000%	3/1/2049		1,143,418
	FNMA POOL #0MA1363	Agency mortgage backed securities	3.000%	2/1/2043		125,409
	FNMA POOL #0MA2670	Agency mortgage backed securities	3.000%	7/1/2046		363,954
	FNMA POOL #0MA3444	Agency mortgage backed securities	4.500%	8/1/2048		211,225
	FNMA POOL #0MA3521	Agency mortgage backed securities	4.000%	11/1/2048		215,230
	FNMA POOL #0MA3686	Agency mortgage backed securities	3.500%	5/1/2049		543,835
	FNMA POOL #0MA3834	Agency mortgage backed securities	3.000%	10/1/2049		1,299,641
	FNMA GTD REMIC P/T 11-8 ZA	Agency mortgage backed securities	4.000%	2/25/2041		728,582
	FNMA GTD REMIC P/T 14-58 VM	Agency mortgage backed securities	4.000%	8/25/2033		326,623
					Total agency mortgage backed securities	30,845,995

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	BAMLL COMMERCIAL M PARK A 144A	Asset and other mortgage backed securities	2.959%	12/10/2030		281,353
	BANK 2019-BNK20 BN20 A3	Asset and other mortgage backed securities	3.011%	9/15/2061		89,594
	BANK 2019-BNK23 BN23 C	Asset and other mortgage backed securities	3.626%	12/15/2052		71,032
	BANK 2019-BNK24 BN24 A3	Asset and other mortgage backed securities	2.960%	11/15/2062		114,845
	BARCLAYS COMMERCIAL MORT C5 A4	Asset and other mortgage backed securities	3.063%	11/15/2052		116,677
	BENCHMARK 2019-B14 MORT B14 A5	Asset and other mortgage backed securities	3.049%	12/15/2062		84,639
	BX TRUST 2019-OC11 OC11 D 144A	Asset and other mortgage backed securities	4.075%	12/9/2041		61,039
	CABELA'S CREDIT CARD MAS 1A A1	Asset and other mortgage backed securities	2.260%	3/15/2023		275,112
	CANTOR COMMERCIAL REAL E CF3 B	Asset and other mortgage backed securities	3.500%	1/15/2053		38,985
	CGBAM COMMERCIAL M SMRT B 144A	Asset and other mortgage backed securities	3.213%	4/10/2028		569,679
	CHASE HOME LENDI ATR2 A11 144A	Asset and other mortgage backed securities	2.692%	7/25/2049		89,593
	CIM TRUST 2019-I INV3 A11 144A	Asset and other mortgage backed securities	2.658%	8/25/2049		248,685
	CITIBANK CREDIT CARD ISS A7 A7	Asset and other mortgage backed securities	3.960%	10/13/2030		167,606
	CITIGROUP COMMERCIAL MOR C7 A4	Asset and other mortgage backed securities	3.102%	12/15/2072		123,070
	COMM 2013-GAM GAM A2 144A	Asset and other mortgage backed securities	3.367%	2/10/2028		180,772
	COMM 2013-WWP MORT WWP A2 144A	Asset and other mortgage backed securities	3.424%	3/10/2031		103,963
	COMM 2013-WWP MORTG WWP D 144A	Asset and other mortgage backed securities	3.898%	3/10/2031		105,128

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	COMM 2015-CCRE23 MORTG CR23 A4	Asset and other mortgage backed securities	3.497%	5/10/2048		194,747
	COMM 2015-CCRE26 MORTG CR26 A4	Asset and other mortgage backed securities	3.630%	10/10/2048		217,146
	COMM 2015-DC1 MORTGAGE DC1 A5	Asset and other mortgage backed securities	3.350%	2/10/2048		88,521
	COMM 2018-COR3 MORTGAG COR3 A3	Asset and other mortgage backed securities	4.228%	5/10/2051		183,895
	CREDIT ACCEPTANCE AU 1A A 144A	Asset and other mortgage backed securities	2.560%	10/15/2025		7,358
	CREDIT ACCEPTANCE AU 3A A 144A	Asset and other mortgage backed securities	2.380%	11/15/2028		249,657
	CREDIT ACCEPTANCE AU 3A A 144A	Asset and other mortgage backed securities	3.550%	8/15/2027		294,592
	CSAIL 2018-CX11 COMMER CX11 A5	Asset and other mortgage backed securities	4.033%	4/15/2051		131,545
	CSAIL 2019-C15 COMMERCI C15 A4	Asset and other mortgage backed securities	4.053%	3/15/2052		104,499
	CSAIL 2019-C17 COMMERCI C17 A5	Asset and other mortgage backed securities	3.016%	9/15/2052		141,349
	CSMC TRUST 2017-CA CALI A 144A	Asset and other mortgage backed securities	3.431%	11/10/2032		332,530
	DBWF 2018-GLKS MOR GLKS A 144A	Asset and other mortgage backed securities	2.794%	11/19/2035		274,863
	FHLMC MULTICLASS MTG K075 A2	Asset and other mortgage backed securities	3.650%	2/25/2028		86,986
	FHLMC MULTICLASS MTG K083 A2	Asset and other mortgage backed securities	4.050%	9/25/2028		162,200
	FHLMC MULTICLASS MTG K086 A2	Asset and other mortgage backed securities	3.859%	11/25/2028		154,694
	FLAGSTAR MORTGAG 1INV A11 144A	Asset and other mortgage backed securities	2.742%	10/25/2049		193,083
	FNMA GTD REMIC P/T	Asset and other mortgage backed securities	0.165%	12/27/2022		27,836

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FRESB 2019-SB60 MORT SB60 A10H	Asset and other mortgage backed securities	3.500%	1/25/2039		104,037
	GS MORTGAGE SECURITIES GC18 A4	Asset and other mortgage backed securities	4.074%	1/10/2047		117,519
	GS MORTGAGE SECURITIES GSA1 A4	Asset and other mortgage backed securities	3.048%	11/10/2052		240,404
	JP MORGAN CHASE CBX A4FL 144A	Asset and other mortgage backed securities	3.037%	6/15/2045		478,880
	JP MORGAN MORTGA INV2 A11 144A	Asset and other mortgage backed securities	2.692%	2/25/2050		192,798
	JP MORGAN MORTGA INV3 A11 144A	Asset and other mortgage backed securities	2.745%	5/25/2050		259,456
	JP MORGAN MORTGA LTV3 A11 144A	Asset and other mortgage backed securities	2.558%	3/25/2050		205,576
	JP MORGAN MORTGAGE 7 A11 144A	Asset and other mortgage backed securities	2.692%	2/25/2050		82,864
	JP MORGAN MORTGAGE T 1 A4 144A	Asset and other mortgage backed securities	3.500%	1/25/2047		236,480
	JP MORGAN MORTGAGE T 2 A6 144A	Asset and other mortgage backed securities	3.000%	5/25/2047		176,746
	JPMDB COMMERCIAL MORTG COR6 A4	Asset and other mortgage backed securities	3.057%	11/13/2052		136,016
	JPMDB COMMERCIAL MORTGAG C5 A5	Asset and other mortgage backed securities	3.694%	3/15/2050		203,606
	MORGAN STANLEY BANK OF C25 A4	Asset and other mortgage backed securities	3.372%	10/15/2048		246,065
	MORGAN STANLEY CAPITAL I H6 A4	Asset and other mortgage backed securities	3.417%	6/15/2052		56,375
	NAVIENT PRIVATE EDU CA A2 144A	Asset and other mortgage backed securities	3.130%	2/15/2068		100,505
	NAVIENT PRIVATE EDU CA A2 144A	Asset and other mortgage backed securities	3.520%	6/16/2042		335,283
	NAVIENT PRIVATE EDU CTA A 144A	Asset and other mortgage backed securities	2.440%	9/16/2024		4,703

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	NAVIENT PRIVATE EDU D A2B 144A	Asset and other mortgage backed securities	2.790%	12/15/2059		153,758
	SFAVE COMMERCIAL 5AVE A2A 144A	Asset and other mortgage backed securities	3.659%	1/5/2043		205,221
	SMB PRIVATE EDUCATI A A2B 144A	Asset and other mortgage backed securities	2.540%	2/15/2036		199,304
	SMB PRIVATE EDUCATI A A2B 144A	Asset and other mortgage backed securities	2.640%	9/15/2034		249,985
	SMB PRIVATE EDUCATI B A2A 144A	Asset and other mortgage backed securities	2.820%	10/15/2035		133,408
	SMB PRIVATE EDUCATI B A2B 144A	Asset and other mortgage backed securities	2.490%	10/15/2035		88,421
	SOFI PROFESSIONAL B A2FX 144A	Asset and other mortgage backed securities	3.090%	8/17/2048		101,748
	SOFI PROFESSIONAL L A A2A 144A	Asset and other mortgage backed securities	2.390%	2/25/2042		65,869
	SOFI PROFESSIONAL L A A2B 144A	Asset and other mortgage backed securities	2.950%	2/25/2042		100,936
	SOFI PROFESSIONAL L D A2B 144A	Asset and other mortgage backed securities	2.340%	4/25/2033		91,766
	STRUCTURED ADJUSTABLE RA 13 A2	Asset and other mortgage backed securities	0.490%	9/25/2034		27,417
	UBS COMMERCIAL MORTGAGE C18 A4	Asset and other mortgage backed securities	3.035%	12/15/2052		111,716
	WELLS FARGO COMMERCIAL C46 A4	Asset and other mortgage backed securities	4.152%	8/15/2051		66,729
	WELLS FARGO COMMERCIAL C53 A4	Asset and other mortgage backed securities	3.040%	10/15/2052		121,607
	WELLS FARGO COMMERCIAL C54 A4	Asset and other mortgage backed securities	3.146%	12/15/2052		92,299
	WFRBS COMMERCIAL C3 A3FL 144A	Asset and other mortgage backed securities	2.678%	3/15/2044		10,274
	WFRBS COMMERCIAL MORTGA C22 A5	Asset and other mortgage backed securities	3.752%	9/15/2057		132,227

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
					Total Asset and other Mortgage Backed Securities	10,697,271

	CHILE GOVERNMENT INTERNATIONAL	Non U.S. Government	3.240%	2/6/2028		47,340
	COLOMBIA GOVERNMENT INTERNATIO	Non U.S. Government	4.500%	3/15/2029		60,995
	COLOMBIA GOVERNMENT INTERNATIO	Non U.S. Government	3.875%	4/25/2027		63,450
	COLOMBIA GOVERNMENT INTERNATIO	Non U.S. Government	8.125%	5/21/2024		301,352
	CORP FINANCIERA DE DESARR 144A	Non U.S. Government	4.750%	7/15/2025		218,502
	INDONESIA GOVERNMENT INTERNATI	Non U.S. Government	4.100%	4/24/2028		43,361
	ISRAEL ST AID	Non U.S. Government	5.500%	9/18/2033		150,480
	MEXICO GOVERNMENT INTERNATIONA	Non U.S. Government	4.500%	4/22/2029		257,678
	MEXICO GOVERNMENT INTERNATIONA	Non U.S. Government	4.150%	3/28/2027		283,948
	MEXICO GOVERNMENT INTERNATIONA	Non U.S. Government	4.125%	1/21/2026		234,960
	PANAMA GOVERNMENT INTERNATIONA	Non U.S. Government	3.875%	3/17/2028		119,900
	PHILIPPINE GOVERNMENT INTERNAT	Non U.S. Government	3.000%	2/1/2028		207,742
	URUGUAY GOVERNMENT INTERNATION	Non U.S. Government	4.375%	10/27/2027		149,242
					Total Other fixed income securities	2,138,950

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	ABB LTD	Common Stock		1,400,849
	ABBOTT LABORATORIES	Common Stock		1,283,270
	AIA GROUP LTD	Common Stock		810,462
	AIRBUS SE	Common Stock		1,761,667
	ALPHABET INC-CL C	Common Stock		1,800,966
	AMAZON.COM INC	Common Stock		1,554,033
	AMGEN INC	Common Stock		2,041,863
	APPLIED MATERIALS INC	Common Stock		710,872
	ARISTA NETWORKS INC	Common Stock		656,575
	BAUSCH HEALTH COS INC	Common Stock		1,485,708
	BOEING CO/THE	Common Stock		974,674
	BUREAU VERITAS SA	Common Stock		1,385,388
	CENTENE CORP	Common Stock		1,791,669
	CHARTER COMMUNICATIONS INC	Common Stock		1,487,740
	CME GROUP INC	Common Stock		1,383,964
	COCA-COLA CO/THE	Common Stock		1,603,656
	COSTCO WHOLESALE CORP	Common Stock		1,248,572

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	DANAHER CORP	Common Stock		1,692,731
	HEXCEL CORP	Common Stock		1,000,022
	HUNTINGTON INGALLS INDUSTRIES	Common Stock		1,610,148
	LINDE PLC	Common Stock		1,562,473
	MARTIN MARIETTA MATERIALS INC	Common Stock		803,965
	MERCK & CO INC	Common Stock		1,816,726
	MGM RESORTS INTERNATIONAL	Common Stock		1,779,246
	MICROSOFT CORP	Common Stock		2,236,975
	PHILLIPS 66	Common Stock		1,698,223
	RAYTHEON CO	Common Stock		1,324,812
	SAFRAN SA	Common Stock		1,431,091
	SPOTIFY TECHNOLOGY SA	Common Stock		1,131,794
	TAKEDA PHARMACEUTICAL CO LTD	Common Stock		2,171,043
	UNITEDHEALTH GROUP INC	Common Stock		1,772,993
	VISA INC	Common Stock		1,372,046
	WALT DISNEY CO/THE	Common Stock		1,505,598
	WILLIS TOWERS WATSON PLC	Common Stock		1,452,353

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
					Total Common Stock	49,744,167

	U S TREASURY BOND	U.S. Treasuries	1.500%	11/30/2024		624,906
	U S TREASURY BOND	U.S. Treasuries	1.625%	11/30/2026		2,226,460
	U S TREASURY BOND	U.S. Treasuries	1.500%	11/30/2021		1,093,546
	U S TREASURY BOND	U.S. Treasuries	1.750%	11/15/2029		1,591,911
	U S TREASURY BOND	U.S. Treasuries	1.625%	10/31/2026		1,471,433
	U S TREASURY BOND	U.S. Treasuries	1.500%	10/31/2021		9,786,602
	U S TREASURY BOND	U.S. Treasuries	1.500%	10/31/2024		1,819,732
	U S TREASURY BOND	U.S. Treasuries	1.375%	10/15/2022		367,745
	U S TREASURY BOND	U.S. Treasuries	1.500%	9/30/2021		469,284
	U S TREASURY BOND	U.S. Treasuries	1.250%	8/31/2024		269,747
	U S TREASURY BOND	U.S. Treasuries	1.750%	11/30/2021		135,417
	U S TREASURY BOND	U.S. Treasuries	0.500%	4/15/2024		274,748
	U S TREASURY BOND	U.S. Treasuries	2.625%	1/31/2026		26,224
	U S TREASURY BOND	U.S. Treasuries	2.625%	12/31/2025		220,246
	U S TREASURY BOND	U.S. Treasuries	2.875%	11/15/2021		3,188,495

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	U S TREASURY BOND	U.S. Treasuries	0.625%	4/15/2023		1,090,927
	U S TREASURY BOND	U.S. Treasuries	2.375%	11/15/2049		594,698
	U S TREASURY NOTE	U.S. Treasuries	2.250%	8/15/2049		423,173
	U S TREASURY NOTE	U.S. Treasuries	2.875%	5/15/2049		71,838
	U S TREASURY NOTE	U.S. Treasuries	1.000%	2/15/2049		142,035
	U S TREASURY NOTE	U.S. Treasuries	3.000%	2/15/2049		593,824
	U S TREASURY NOTE	U.S. Treasuries	3.375%	11/15/2048		387,100
	U S TREASURY NOTE	U.S. Treasuries	3.000%	8/15/2048		350,021
	U S TREASURY NOTE	U.S. Treasuries	3.125%	5/15/2048		271,278
	U S TREASURY NOTE	U.S. Treasuries	1.300%	2/15/2048		588,853
	U S TREASURY NOTE	U.S. Treasuries	3.000%	2/15/2048		484,623
	U S TREASURY NOTE	U.S. Treasuries	2.875%	2/15/2047		431,384
	U S TREASURY NOTE	U.S. Treasuries	3.000%	8/15/2045		465,674
	U S TREASURY NOTE	U.S. Treasuries	3.000%	5/15/2045		302,115
	U S TREASURY NOTE	U.S. Treasuries	3.000%	11/15/2044		145,234
	U S TREASURY NOTE	U.S. Treasuries	3.125%	8/15/2044		490,216
	US TREAS-CPI INFLAT	U.S. Treasuries	3.625%	2/15/2044		498,735

Supplemental Schedules Schedule of Assets Held as of December 31, 2019 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	US TREAS-CPI INFLAT	U.S. Treasuries	3.125%	11/15/2041		3,432,183
	US TREAS-CPI INFLAT	U.S. Treasuries	3.750%	8/15/2041		858,188
	US TREAS-CPI INFLAT	U.S. Treasuries	4.625%	2/15/2040		678,535
					Total Government Bonds	35,867,130

	SELF DIRECTED ACCOUNT VALUE	OTHER				31,565,610

	Assets (Held at End of Year)					2,737,240,921
	1 Represents taxed loan balances with original maturity dates of 2008 through 2019 for active employees. These active employees retain the right to pay back the loan balances.
	* Represents Party in Interest

Exhibit Index

Exhibit Number	Description of Exhibit
23.1	Consent of Deloitte & Touche LLP.

E-1

Signatures

Pursuant to the requirements of the Securities Act of 1934, the DXC Technology Company Employee Benefits Fiduciary Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DXC Technology Matched Asset Plan

Dated: June 22, 2020	By:	/s/ H.C. Charles Diao
	Name:	H.C. Charles Diao
	Title:	Senior Vice President - Finance, Corporate Development & Corporate Treasurer
Member, DXC Technology Company Employee Benefits Fiduciary Committee

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